SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F–1

Information Statement Pursuant to Section 14(f)

of the Securities Exchange Act of 1934 and Rule 14f–1 thereunder

Commission File Number: 0-12515

BIOMET, INC.

(Exact Name of the Registrant as specified in its corporate charter)

Indiana (State of Incorporation)	35-1418342 (IRS Employer Identification No.)

56 East Bell Drive

Warsaw, Indiana 46582

(Address of principle executive offices)

(574) 267-6639

(Registrant’s telephone number, including area code)

BIOMET, INC.

56 EAST BELL DRIVE

WARSAW, INDIANA 46582

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f–1 THEREUNDER

Biomet Is Not Asking Shareholders for a Proxy and

Shareholders Are Requested Not to Send Biomet a Proxy

This Information Statement is being mailed on or about July 2, 2007 to holders of record of common shares without par value (the “Common Shares”) of Biomet, Inc. (“Biomet”) in connection with the transactions described in the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “SEC”) on June 13, 2007. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible appointment of persons designated by LVB (the “Designees”) to Biomet’s board of directors (the “Board”). Such appointment is to be made pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 18, 2006 (amended and restated as of June 7, 2007), by and among Biomet, LVB Acquisition, LLC, a Delaware limited liability company (“LVB”), and LVB Acquisition Merger Sub, Inc., an Indiana corporation (“Purchaser”).

This mailing is in respect of the tender offer by Purchaser for all of Biomet’s issued and outstanding Common Shares at a price of $46.00 per Common Share, net to the seller in cash, subject to applicable withholding and stock transfer taxes, on the terms and subject to the conditions set forth in the Merger Agreement, Purchaser’s offer to purchase, dated June 13, 2007 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal”). Purchaser is a direct wholly-owned subsidiary of LVB and an indirect wholly-owned subsidiary of LVB Acquisition Holding, LLC, a Delaware limited liability company (“Holding”), which is currently controlled by a consortium of private equity funds sponsored by each of The Blackstone Group L.P., Goldman Sachs & Co., Kohlberg Kravis Roberts & Co. L.P. and TPG Capital, L.P. (the “Sponsor Group”).

The consideration offered per Common Share, together with all the terms and conditions of the Purchaser’s Offer to Purchase and Letter of Transmittal, is referred to in this Information Statement as the “Offer.” The initial expiration date for the Offer is 12:00 Midnight, New York City time, on July 11, 2007, subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable rules and regulations of the SEC.

The Offer is conditioned upon, among other things:

•

there being validly tendered and not withdrawn before the expiration of the Offer that number of Common Shares of Biomet which, when added to any Common Shares already owned by LVB and its subsidiaries, represents at least 75% of the total number of Common Shares outstanding immediately prior to the expiration of the Offer (this minimum condition as it may be reduced and refers to the Adjusted Minimum Number (as defined below), the “Minimum Condition”); and

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the proceeds of the debt financing commitments intended to be disbursed upon consummation of the Offer being available for borrowing and the lenders party to the other debt financing commitments entered into in connection with the Offer and the Merger (as defined below) shall not have advised Purchaser that any portion of such other debt financing will not be available at the effective time of the Merger (as defined below), in either case on the terms and conditions set forth in the debt financing commitments, or upon terms and conditions that are no less favorable, in the aggregate, to Purchaser and LVB (the “Funding Condition”).

In addition, the Offer is subject to certain other customary conditions that are described in the Offer to Purchase. At Purchaser’s option, Purchaser may decrease the number of Common Shares required to meet the Minimum Condition to the number of Common Shares that, when added to the number of Common Shares owned by LVB, Holding or their affiliates and any person that is party to a voting agreement with Purchaser or LVB, represents at least 75% of the total number of Common Shares then outstanding (the “Adjusted Minimum Number”).

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder in connection with the possible appointment of LVB’s Designees to Biomet’s Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action.

This Schedule Is Being Provided Solely for Informational Purposes

The information contained in this Information Statement (including information herein incorporated by reference) concerning LVB, Purchaser and LVB’s Designees has been provided by LVB and not by Biomet.

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General Information

The authorized shares of Biomet consist of 500,000,000 Common Shares and 5,250 Preferred Shares with par value $100.00 per share (the “Preferred Shares”). As of June 1, 2007, there were 245,666,581 Common Shares issued and outstanding and 9,929,843 Common Shares issuable upon or otherwise deliverable in connection with the exercise of outstanding options and no Preferred Shares outstanding.

The Common Shares are the only class of Biomet’s voting securities outstanding that is entitled to vote at a meeting of shareholders of Biomet. Each Common Share entitles the record holder to one vote on all matters submitted to a vote of the shareholders.

Background Information

The Offer is being made pursuant to the Merger Agreement. The Merger Agreement is an amendment and restatement to the Agreement and Plan of Merger dated as of December 18, 2006 (the “Original Merger Agreement”) among the same parties.

If the Offer is completed, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the Indiana Business Corporation Law (the “IBCL”), Purchaser will merge (the “Merger”) with and into Biomet, with Biomet continuing as the surviving corporation. At the effective time of the Merger (the “Effective Time”), each Common Share, other than the Common Shares owned by LVB or Purchaser immediately prior to the Effective Time, will automatically be cancelled and will cease to exist and will be converted into the right to receive the same per Common Share consideration, without interest, paid for Common Shares in the Offer. The completion of the transactions contemplated by the Merger Agreement will result in a change of control of Biomet.

All descriptions of the Merger Agreement are qualified in their entirety by reference to the complete text of the Merger Agreement. A copy of the Merger Agreement was filed with the SEC on June 7, 2007 as Exhibit 2.1 to a Current Report on Form 8-K and is incorporated herein by reference.

Directors and Executive Officers

Right to Designate Directors

The Merger Agreement further provides that, subject to the requirements of the Exchange Act and Rule 14f-1 thereunder and certain other requirements set forth in the Merger Agreement, after Purchaser has made payment pursuant to the Offer for the number of Common Shares that represents at least the Adjusted Minimum Number, Purchaser has the right to designate a number of directors to Biomet’s Board, rounded up to the next whole number, that is equal to the product of the total number of directors on the Biomet Board and the percentage that the number of Common Shares beneficially owned by LVB and its affiliates (excluding Common Shares owned by Biomet and its subsidiaries) bears to the total number of Common Shares outstanding. The Merger Agreement also provides, subject to any limitations imposed by applicable laws, including NASDAQ rules and regulations, that individuals designated by Purchaser shall constitute the same percentage of each committee of the Biomet Board as the percentage of the entire Board represented by the individuals designated by Purchaser. In the event that LVB’s Designees are appointed or elected to the Board, until the Effective Time of the Merger, the Board shall have at least three independent directors (as defined in the Merger Agreement) who were on the Board of Biomet on June 7, 2007, and certain actions of Biomet may only be authorized by a majority of the independent directors of Biomet (and will not require any additional approval by the Board).

Information with Respect to LVB’s Designees

LVB has informed Biomet that LVB will choose its Designees for Biomet’s Board from the list of persons set forth below. The following table, prepared from the information LVB furnished to Biomet, sets forth, with respect to each individual who may be designated by LVB as one of its Designees, certain information, including the name, age of the individual as of June 1, 2007, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years.

LVB has advised Biomet that none of LVB’s Designees to Biomet’s Board, listed below has, during the past five years, (1) been convicted in a criminal proceeding, (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (3) filed a petition under Federal bankruptcy laws or any state insolvency laws or has had a receiver appointed to the person’s property or (4) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice. All Designees listed below are citizens of the United States, other than Mr. Fernandes, who is a citizen of India, and Mr. Jones, who is a citizen of Ireland.

Chinh E. Chu, age 40
Mr. Chu is a Senior Managing Director of The Blackstone Group, which he joined in 1990. Mr. Chu serves on the board of directors of Celanese AG, Financial Guaranty Insurance Company, HealthMarkets, Inc., Nalco Holding Company, Nycomed Holdings and SunGard Data Systems Inc. The business address of Mr. Chu is 345 Park Avenue, New York, New York 10154.
Jonathan J. Coslet, age 42
Mr. Coslet has been a Partner of TPG Capital, L.P. since 1993 and is currently a Senior Partner. Mr. Coslet serves on the board of directors of IASIS Healthcare Corp., The Neiman Marcus Group, Inc., J. Crew Group, Inc. and Quintiles Transnational Corp. The business address of Mr. Coslett is 345 California Street, San Francisco, California 94101.
Michael Dal Bello, age 36
Mr. Dal Bello has been a Principal in the Private Equity Group of The Blackstone Group since December 2005 and from 2002 until December 2005, he was an Associate in this group. Mr. Dal Bello serves on the board of directors of Catalent Pharma Solutions, Inc., Montecito Broadcast Group, LLC, Global Tower Partners, Sithe Global Power, LLC, Team Finance LLC and Vanguard Health Systems, Inc. The business address of Mr. Dal Bello is 345 Park Avenue, New York, New York 10154.
Sean Fernandes, age 33
Mr. Fernandes joined Goldman, Sachs & Co. in the Financial Institution Group, as an Associate in 2000 and he became a Vice President in 2003. He joined the Principal Investment Area in 2007. Mr. Fernandes serves on the board of directors of Signature Hospital LLC. The business address of Mr. Fernandes is 85 Broad Street, New York, New York 10004.
Adrian Jones, age 43
Mr. Jones has been a Managing Director of Goldman, Sachs & Co. since 2002. Mr. Jones serves on the board of directors of Burger King Holdings, Inc., Education Management Corporation, HealthMarkets, Inc. and Signature Hospital LLC. The business address of Mr. Jones is 85 Broad Street, New York, New York 10004.
Michael Michelson, age 56
Mr. Michelson has been a member of the limited liability company that serves as the general partner of Kohlberg Kravis Roberts & Co., L.P. since 1996 and prior thereto, he was a general partner of Kohlberg Kravis Roberts & Co, L.P. Mr. Michelson also serves on the board of directors of Accellent Inc., Jazz Pharmaceuticals, Inc. and HCA Inc. The business address of Mr. Michelson is 2800 Sand Hill Road, Menlo Park, California 94025.
Dane A. Miller, Ph.D., age 61
Dr. Miller is one of the four founders of Biomet and, from 1977 until 2006, he served as President, Chief Executive Officer and a Director of Biomet. Dr. Miller serves on the board of directors of 1st Source Corporation, ForeTravel, Inc., the Indiana Economic Development Corporation, the University of Chicago Health Systems and the World Craniofacial Foundation.
John Saer, age 50
Mr. Saer has been an executive of the limited liability company that serves as the general partner of Kohlberg Kravis Roberts & Co., L.P. since 2001. Mr. Saer also serves on the board of directors of KSL Holdings Corporation. The business address of Mr. Saer is 9 West 57th Street, New York, New York 10019.
Todd Sisitsky, age 35
Mr. Sisitsky has been a Partner of TPG Capital, L.P. since 2007. From 2003 until 2007, he was an Investor at TPG Capital, L.P. From 2001 until 2003, he was an Investor/Associate at Forstmann Little & Co. Mr. Sisitsky serves on the board of directors of IASIS Healthcare Corp. and Fenwal, Inc. The business address of Mr. Sisitsky is 345 California Street, San Francisco, California 94101.

Each of the above named persons may be designated by LVB and, other than Dr. Miller, is a partner, member or employee of an entity affiliated with one of the investment funds that indirectly own all of the equity interests in LVB. Each of the above named persons (other than Dr. Miller) generally is entitled to be indemnified by such entity for his service on Biomet’s Board pursuant to such entities’ governing documents or other arrangements, in each case in accordance with such entities’ policies.

None of the Designees is currently a director of, or holds any position with, Biomet. Except as described below, LVB has advised Biomet that none of the Designees or any of his or her affiliates (1) has a familial relationship with any directors or executive officers of Biomet or (2) has been involved in any transactions with Biomet or any of its directors, officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein.

Dr. Miller entered into a Separation, Release and Consultancy Agreement with Biomet on May 8, 2006. Pursuant to the terms of the agreement, Dr. Miller received or will receive $4,000,000 on October 1, 2006, $500,000 on November 30, 2006 and $500,000 on the last day of each quarter thereafter through the first quarter of fiscal year 2010 as compensation for his consulting services. The agreement contains certain restrictive covenants prohibiting Dr. Miller from competing with Biomet and soliciting employees of Biomet during the term of the agreement.

Biomet Directors Currently in Office

The following information sets forth, with respect to each individual, the name, age as of June 1, 2007, business address and current principal occupation or employment, and business experience for the past five years of Biomet’s Board.

Class I

C. Scott Harrison, M.D., age 70	Director since 1994

Member: Executive, Nominating and Corporate Governance (Chair) and Audit Committees and serves as the lead director of the Board (the “Lead Director”). Dr. Harrison is the founder, President and Chief Executive Officer of CURE International (non-profit organization).
Sandra A. Lamb, age 62	Director since 2004

Member: Audit and Nominating and Corporate Governance Committees. Ms. Lamb is President and Chief Executive Officer of Lamb Advisors LLC (consulting firm advising nonprofit organizations on strategic alliances and change solutions). Prior to 2003, Ms. Lamb was a managing director at Lazard Freres & Co. LLC (investment banking firm) advising corporate clients on mergers and acquisitions and finance. Ms. Lamb also serves as a director of various nonprofit organizations.
Kenneth V. Miller, age 59	Director since 1979

Member: Executive and Audit (Chair) Committees. Mr. Miller is a self-employed attorney, venture capitalist and a principal in Havirco (private investment management firm). Mr. Miller is a director and a member of the Compensation Committee of the Board of Directors of TEAM Industries, Inc. (manufacturer of expanded polystyrene products). Mr. Miller is also a member of the Board of Trustees of Western Michigan University, as well as the Chair of the Advisory Board of Haworth College of Business at Western Michigan University. In addition, Mr. Miller serves as a director of various charitable and civic organizations.

Niles L. Noblitt, age 56	Director since 1977

Member: Executive Committee. Mr. Noblitt is one of the four founders of Biomet and is the Chairman of the Board. Mr. Noblitt is also a trustee of Rose Hulman Institute of Technology.
Marilyn Tucker Quayle, age 57	Director since 1993

Member: Nominating and Corporate Governance Committee. Ms. Quayle is a director and President of BTC, Inc. (private investment holding company) and a director of booksfree.com. In addition, Ms. Quayle is a director of the Telluride Foundation (non-profit organization).

Class II

Jeffrey R. Binder, age 44	Director since 2007

Member: Executive Committee. Mr. Binder was appointed the President and Chief Executive Officer effective February 26, 2007. Prior thereto, he served as Senior Vice President of Diagnostic Operations of Abbott Laboratories from January 2006 to February 2007. He previously served as President of Abbott Spine from June 2003 to January 2006, and President and Chief Executive Officer of Spinal Concepts from 2000 until June 2003.
Jerry L. Ferguson, age 66	Director since 1978

Member: Executive Committee. Mr. Ferguson is one of the four founders of Biomet and is the Vice Chairman of the Board.
Thomas F. Kearns, Jr., age 70	Director since 1983

Member: Compensation and Stock Option Committee. Mr. Kearns is a retired partner of Bear, Stearns & Co., Inc. (investment banking firm). Mr. Kearns is a trustee of the University of North Carolina Foundation, a director of Fibrogen Corporation (biotechnology company) and a director of the Omega Institute (non-profit organization).

Class III

M. Ray Harroff, age 67	Director since 1977

Member: Nominating and Corporate Governance Committee. Mr. Harroff is one of the four founders of Biomet and is President of Stonehenge Links Village Development (real estate development company).
Jerry L. Miller, age 61	Director since 1979

Member: Executive and Compensation and Stock Option (Chair) Committees. Mr. Miller is a self-employed attorney, venture capitalist and a principal in Havirco (private investment management firm). Mr. Miller is a director and a member of the Compensation Committee of the Board of Directors of AvTech Laboratories, Inc. (pharmaceutical laboratory) and TEAM Industries, Inc. (manufacturer of expanded polystyrene products). In addition, Mr. Miller serves as a director of various charitable and civic organizations.
Charles E. Niemier, age 51	Director since 1987

Mr. Niemier retired as Senior Vice President, Biomet International and Corporate Relations effective June 18, 2007. From July 2006 through April 2007, Mr. Niemier served as President of EBI, L.P. (operating under the assumed name Biomet Spine and Biomet Trauma). Prior thereto, he was Chief Operating Officer—International Operations from December 2005 to July 2006 and he was Senior Vice President—International Operations of Biomet from 1991 to December 2005. Mr. Niemier is a trustee of Valparaiso University, a member of the Board of Directors of Lakeland Financial Corporation (Lake City Bank) and a member of the Board of Directors of Kosciusko 21st Century Foundation, Inc. (non-profit organization).

L. Gene Tanner, age 74	Director since 1985

Member: Audit and Compensation and Stock Option Committees. Mr. Tanner is Vice Chairman of the Board of NatCity Investments, Inc. (investment banking firm) and a director of the Indiana Chamber of Commerce. In addition, Mr. Tanner serves as a director of various charitable organizations.

Executive Officers of Biomet

The name, age, business background, positions held with Biomet and tenure as an executive officer of each of Biomet’s executive officers as of May 31, 2007 are set forth below. No family relationship exists among any of the executive officers. Except as otherwise stated, each executive officer has held the position indicated during the last five years. Executive officers are elected annually by the Board to serve for one year and until their successors are elected, subject to resignation, retirement or removal. Though Mr. England was an executive officer of Biomet as of May 31, 2007, and therefore appears below, Mr. England has since retired as Chief Operating Officer—Domestic Operations of Biomet, Inc. Similarly, though Mr. Niemier was an executive officer of Biomet as of May 31, 2007, and also appears below, Mr. Niemier has since retired as Senior Vice President, Biomet International and Corporate Relations of Biomet, Inc. effective June 18, 2007. In addition, as of the date of this Information Statement, J. Pat Richardson serves as Corporate Vice President—Finance and Treasurer of Biomet, Inc. and Daniel P. Florin serves as Senior Vice President and Chief Financial Officer of Biomet, Inc. These appointments, however, were not effective until after May 31, 2007 (the last day of Biomet’s 2007 fiscal year) and therefore Mr. Richardson appears below in his position as of May 31, 2007 and Mr. Florin does not appear below.

Jeffrey R. Binder, age 44	President and Chief Executive Officer of Biomet, Inc.	Executive Officer since 2007

President and Chief Executive Officer since February 2007. Prior thereto, he served as Senior Vice President of Diagnostic Operations of Abbott Laboratories from January 2006 to February 2007. He previously served as President of Abbott Spine from June 2003 to January 2006, and President and Chief Executive Officer of Spinal Concepts from 2000 until June 2003.
Charles E. Niemier, age 51	Senior Vice President, Biomet International and Corporate Relations of Biomet, Inc.	Executive Officer since 1984

Senior Vice President, Biomet International and Corporate Relations. From July 2006 through April 2007, Mr. Niemier served as President of EBI, L.P. (operating under the assumed name Biomet Spine and Biomet Trauma). Prior thereto, he was Chief Operating Officer—International Operations from December 2005 to July 2006 and he was Senior Vice President—International Operations of Biomet from 1991 to December 2005.
Garry L. England, age 53	Chief Operating Officer – Domestic Operations of Biomet, Inc.	Executive Officer since 1987

Chief Operating Officer—Domestic Operations since December 2005. Prior thereto, Senior Vice President—Warsaw Operations.
James W. Haller, age 50	Controller of Biomet, Inc. and Vice President –Finance of Biomet Orthopedics, Inc.	Executive Officer since 1991

Controller and Vice President – Finance of Biomet Orthopedics, Inc. since June 2001.

Roger P. Van Broeck, age 58	Vice President of Biomet, Inc. and President of Biomet Europe	Executive Officer since 2004
Vice President since July 2004, and President of Biomet Europe since March 2004. Prior thereto Chief Executive Officer of BioMer C.V. and Biomet Merck B.V.
Steven F. Schiess, age 47	Vice President of Biomet, Inc. and President of Implant Innovations, Inc.	Executive Officer since 2005

Vice President and President of Implant Innovations Inc. since June 2005. Prior thereto, Senior Vice President, Sales and Marketing of Implant Innovations, Inc.
Bradley J. Tandy, age 48	Senior Vice President, General Counsel and Secretary of Biomet, Inc.	Executive Officer since 2006

Senior Vice President, General Counsel and Secretary since April 2007. Prior thereto, Senior Vice President, Acting General Counsel and Secretary from January 2007 to April 2007 and Senior Vice President, Acting General Counsel, Secretary and Corporate Compliance Officer from March 2006 to January 2007. He previously served as Vice President, Assistant General Counsel and Corporate Compliance Officer.
Thomas R. Allen, age 54	President of Biomet International	Executive Officer since 2006

President of Biomet International since June 2006. Prior thereto, Vice President—The Americas and Asia Pacific for Biomet Orthopedics, Inc.
Richard J. Borror, age 48	Chief Information Officer and Corporate Vice President for Manufacturing of Biomet, Inc.	Executive Officer since 2006

Chief Information Officer and Corporate Vice President for Manufacturing since April 2006. Corporate Vice President for Manufacturing from December 2005 to April 2006. Prior thereto, Vice President—Manufacturing for Biomet Manufacturing Corp.
Gregory W. Sasso, age 45	Senior Vice President – Corporate Development and Communications of Biomet, Inc.	Executive Officer since 2006

Senior Vice President—Corporate Development and Communications since June 2006. Prior thereto, Vice President—Corporate Development and Communications of Biomet, Inc.
Darlene Whaley, age 50	Senior Vice President – Human Resources of Biomet, Inc.	Executive Officer since 2006

Senior Vice President—Human Resources since June 2006. Prior thereto, Vice President—Human Resources.
William C. Kolter, age 49	President – Biomet Orthopedics, Inc.	Executive Officer since 2006

President, Biomet Orthopedics, Inc. since December 2005. Prior thereto, Vice President—Marketing of Biomet Orthopedics, Inc.
J. Pat Richardson, age 46	Vice President – Finance, Interim Chief Financial Officer and Treasurer of Biomet, Inc.	Executive Officer since 2007

Vice President—Finance, Interim Chief Financial Officer and Treasurer of Biomet, Inc. since April 2007. Prior thereto, Mr. Richardson served in financial leadership positions within various Johnson & Johnson business units (Cordis: Vice President, Finance—Cardiology from August 2000 to April 2007 and Group Controller—Cardiology from April 2004 to August 2006; DePuy Orthopaedics: Vice President, Finance—Orthopaedics from June 1997 to April 2004).
Glen A. Kashuba, age 44	Senior Vice President of Biomet, Inc. and President of Biomet Trauma & Spine	Executive Officer since 2007

Senior Vice President and President of Biomet Trauma & Spine since April 2007. Prior thereto, Mr. Kashuba served as Worldwide President of Cordis Endovascular, a division of Johnson & Johnson. Mr. Kashuba had been with Johnson & Johnson since 1998, also holding the positions of Worldwide President of Codman Neuro Science (from December 2002 to November 2005) and U.S. President of DePuy AcroMed, now known as DePuy Spine.

For information about pending legal proceedings against certain of Biomet’s current directors and executive officers, see “Legal Proceedings” below.

Board of Directors and Corporate Governance

Number of Meetings

The Board met 20 times during Biomet’s 2007 fiscal year. Each director attended at least 75% of the total number of meetings of the Board and committees on which he or she served during Biomet’s 2007 fiscal year.

Attendance at Annual Meetings of Shareholders

At this time, the Board does not have a formal policy requiring that directors attend the Annual Meeting of Shareholders. However, it is customary for directors to attend annual meetings of shareholders, absent exceptional circumstances, and all directors properly nominated for election are expected to attend annual meetings of shareholders. All directors, other than Thomas F. Kearns, Jr., attended the 2006 Annual Meeting of Shareholders.

Director Independence

At the end of Biomet’s 2007 fiscal year, ten of Biomet’s twelve directors were non-employee directors. Mr. Niemier, in connection with his separation and retirement agreement, has remained a member of the Biomet Board as a non-employee director since his retirement from Biomet as an executive officer on June 18, 2007. Although Biomet has not adopted formal standards of materiality for independence purposes (other than those set forth in The Nasdaq Stock Market listing standards), information provided by the directors and Biomet did not indicate any material relationships that would impair the independence of any of the non-employee directors. As of June 1, 2007, the Board has determined that 8 of its 10 non-employee directors (C. Scott Harrison, M.D., M. Ray Harroff, Thomas F. Kearns, Jr., Sandra A. Lamb, Jerry L. Miller, Kenneth V. Miller, L. Gene Tanner and Marilyn Tucker Quayle) satisfy the independence standards set forth in The Nasdaq Stock Market listing standards.

Executive Sessions of Non-Employee Directors

The Board holds meetings of its non-employee directors in conjunction with each regularly scheduled meeting. The Lead Director serves as the chair of these meetings.

Communications Between Shareholders and the Board

The Board has not established a formal process for shareholders to send communications to the Board because the Board does not believe that a specific process is necessary at this time. All Board members, including their committee assignments, are identified each year in Biomet’s proxy statement for its annual meeting of shareholders. Communications that are intended for members of the Board may be sent to the attention of the Secretary of Biomet at P.O. Box 587, Warsaw, Indiana 46581-0587, with a cover letter indicating to whom the correspondence is directed. All mail received will be opened and screened for security purposes. Correspondence that is determined to be appropriate and within the purview of the Board will be delivered to the respective Board member to which the communication is addressed. Mail addressed to “outside directors” or “non-employee directors” will be delivered to the Lead Director. Mail addressed to the “Board of Directors” will be delivered to the Chairman of the Board.

Code of Business Conduct and Ethics

Biomet has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all of its employees, officers, and directors, including its Chief Executive Officer, Chief Financial Officer and Controller, as well as certain other personnel associated with Biomet. All Biomet team members, including the aforementioned individuals and the Board, are required to comply with the Code. The Code is based on five broad corporate values that shape Biomet’s business practices: (a) Legal/Compliance Obligations, (b) Integrity, (c) Respect for People, (d) Dedication to Quality and (e) Stewardship. The Code also includes a procedure for reporting any potential violations of the Code and a process for investigating and resolving any potential violations. A copy of the Code is available on Biomet’s website at www.biomet.com or a copy may also be requested free of charge by contacting Biomet’s Investor Relations Department at Biomet, Inc., P.O. Box 587, Warsaw, Indiana 46581-0587 or at (574) 372-1514.

Board Committee Membership

The Board has four standing committees. Furthermore, the Board has determined that the membership of each of the committees, not including the Executive Committee, consists only of directors who, in the judgment of the Board, are independent within the meaning of The Nasdaq Stock Market listing standards. The table below provides membership and meeting information for each of these committees during the 2007 fiscal year.

Name	Executive Committee	Audit Committee	Nominating and Corporate Governance Committee	Compensation and Stock Option Committee
Jeffrey R. Binder (1)	X
Jerry L. Ferguson	X
Daniel P. Hann (2)	X
C. Scott Harrison, M.D.	X	X	Chair
M. Ray Harroff			X
Thomas F. Kearns, Jr.				X
Sandra A. Lamb		X	X
Dane A. Miller, Ph.D. (3)
Jerry L. Miller	X			Chair
Kenneth V. Miller	X	Chair
Charles E. Niemier
Niles L. Noblitt	Chair
Marilyn Tucker Quayle			X
L. Gene Tanner		X		X
2007 Meetings	22	11	3	7

(1)	On February 26, 2007, Biomet announced the appointment of Mr. Binder to the Board.

(2)	On March 30, 2007, Biomet announced Mr. Hann’s resignation from the Board.

(3)	On September 20, 2006, Dr. Miller’s term as a Class II member of the Board expired.

The Executive Committee has full authority from the Board to conduct business within the limits prescribed by Indiana law.

The Compensation and Stock Option Committee is responsible for administering the compensation programs and stock option plans for Biomet’s executive officers and employees.

Presently, no member of the Compensation and Stock Option Committee participates in any of these plans with the exception that each of the non-employee director members is eligible to receive an option to purchase Common Shares at the beginning of each calendar year.

The Audit Committee is primarily responsible for assisting the Board in fulfilling its legal and fiduciary obligations as these obligations relate to Biomet’s accounting policies, auditing, internal controls, financial reporting practices and compliance with laws, regulations and the Code. The Audit Committee fulfills this responsibility by reviewing the financial reporting process, the systems of internal control, the audit process and Biomet’s process for monitoring compliance with laws and regulations and with the Code. The Audit Committee also establishes policies and makes recommendations to the Board with respect to the approval of transactions between Biomet and its directors, officers and employees; reviews and approves any related-party transactions; appoints Biomet’s independent accountants; and reviews Biomet’s compliance with applicable laws, regulations and internal procedures. In performing its duties, the Audit Committee will maintain effective working relationships with the Board, management, the internal audit staff and the independent accountants.

The Audit Committee and the Board have determined that each of the members of the Audit Committee qualifies as an “audit committee financial expert” within the meaning of the rules and regulations of the SEC. The Audit Committee operates pursuant to its charter adopted July 19, 2006, a copy of which is available in the Corporate Governance section of Biomet’s website at www.biomet.com. To effectively perform his or her role, each committee member seeks to obtain an understanding of the detailed responsibilities of committee membership, as well as Biomet’s business, operations and risks.

The Nominating and Corporate Governance Committee is responsible for, among other things, receiving and reviewing recommendations for nominations to the Board; establishing eligibility criteria and procedures for identifying potential nominees to the Board; and recommending individuals as nominees for election to the Board. The Nominating and Corporate Governance Committee also provides recommendations to the Board with respect to director nominees for each Board committee; providing oversight of the corporate governance affairs of the Board and Biomet; and assisting in the evaluation of the Board, its committees and the individual directors.

The Nominating and Corporate Governance Committee has no fixed process for identifying and evaluating potential candidates to be nominees. Likewise, the Nominating and Corporate Governance Committee has no fixed set of qualifications that must be satisfied before a candidate will be considered. Rather, the Nominating and Corporate Governance Committee has the flexibility to consider such factors as it deems appropriate. These factors may include education, diversity, experience with businesses and other organizations of comparable size to Biomet, the interplay of the candidate’s experience with that of other members of the Board and the extent to which the candidate would be a desirable addition to the Board and any Board committees. In addition, during the 2007 fiscal year, the Nominating and Corporate Governance Committee engaged Heidrick & Struggles, Inc. and The McLoughlin Company to assist it in its search for certain executives, including Jeffrey R. Binder who became a Board member on February 26, 2007. For information about certain changes in Biomet’s management, refer to “Executive Compensation—Compensation Discussion and Analysis—Changes in Senior Management During the 2007 Fiscal Year” below.

The Nominating and Corporate Governance Committee will consider for nomination as directors persons recommended by shareholders provided that such recommendations are in writing and delivered to the attention of the Secretary of Biomet, P.O. Box 587, Warsaw, Indiana 46581-0587, and delivered to, or mailed and received at, such address not less than 60 days nor more than 90 days prior to an Annual Meeting of Shareholders. In the event that less than 70 days’ notice or prior public disclosure of the date of the Annual Meeting is given or made to shareholders, any notice of nomination by a shareholder must be received no later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. The Nominating and Corporate Governance Committee will evaluate nominees for director submitted by shareholders in the same manner in which it evaluates other director nominees. If the Merger Agreement is approved and the Offer and the Merger are completed, Biomet will no longer have any public shareholders and will not hold an annual meeting of shareholders in 2007. However, if the Merger Agreement is not approved or the Offer and the Merger are not completed, Biomet expects to hold the 2007 Annual Meeting of Shareholders during the fourth quarter of 2007.

The Nominating and Corporate Governance Committee operates pursuant to its charter adopted July 19, 2006, a copy of which is available in the Corporate Governance section of Biomet’s website at www.biomet.com. A free copy may also be requested by contacting Biomet’s Investor Relations Department at P.O. Box 587, Warsaw, Indiana 46581-0587 or at (574) 372-1514.

Special Committees of the Board

In addition to its standing committees, Biomet established three special committees of the Board during the 2007 fiscal year. On September 21, 2006, Biomet formed the Executive Search Committee in connection with the then ongoing evaluation of potential new senior executives of Biomet. For information on certain changes of Biomet’s management team during the 2007 fiscal year, refer to “Executive Compensation—Compensation Discussion and Analysis—Changes in Senior Management During the 2007 Fiscal Year” below.

On November 7, 2006, Biomet established the Strategic Alternatives Committee of the Board to facilitate the development of any and all offers for Biomet in connection with the Board’s consideration of strategic alternatives and to monitor and oversee the implementation any particular strategic alternative determined to be in the best interests of Biomet.

Also on November 7, 2006, Biomet established the Special Litigation Committee in respect of shareholder-derivative lawsuits filed in connection with Biomet’s review of historical stock option granting practices. For information about certain events in connection with these lawsuits, refer to “Legal Proceedings—Litigation Relating to Review of Historical Stock Option Granting Practices” below.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires Biomet’s directors, executive officers and persons who own more than 10 percent of a registered class of Biomet’s equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Biomet Common Shares and other equity securities. Officers, directors and greater-than-ten percent shareholders are required by SEC regulations to furnish Biomet with copies of all Section 16(a) forms filed by them.

During the fiscal year ended May 31, 2007, to Biomet’s knowledge, based solely on the review of the copies of such reports furnished to Biomet and written representations that no other reports were required, all Section 16(a) filing requirements applicable to its officers, directors and greater-than-ten percent beneficial owners were complied with on a timely basis, except that a Form 4 for each of Messrs. Allen, Haller, Kolter, Schiess, Sasso and Tandy and Ms. Whaley was filed late on April 10, 2007 to report the exercise of stock options by each of these individuals. The exercise of stock options for each individual occurred on April 5, 2007.

Compensation Committee Report

As detailed in its charter, the Compensation and Stock Option Committee oversees Biomet’s compensation program on behalf of the Board. In the performance of its oversight function, the Compensation and Stock Option Committee, among other things, reviewed and discussed with management the Compensation Discussion and Analysis set forth in this Information Statement.

Based upon the review and discussions referred to above, the Compensation and Stock Option Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Information Statement.

Respectfully submitted,

Compensation and Stock Option Committee

Jerry L. Miller, Chair

Thomas F. Kearns, Jr.

L. Gene Tanner

Executive Compensation

Compensation Discussion and Analysis

This section includes information regarding, among other things, the overall objectives of Biomet’s compensation program and each element of compensation that Biomet provides. The goal of this section is to provide a summary of Biomet’s executive compensation practices and the decisions that Biomet made during the 2007 fiscal year concerning the compensation package payable to its executive officers, including the seven executives in the Summary Compensation Table. Each of the seven executives listed in the Summary Compensation Table is referred to herein as a “named executive officer” or “NEO.” This “Compensation Discussion and Analysis” should be read in conjunction with the detailed tables and narrative descriptions under “Executive Compensation Tables” below.

Compensation and Stock Option Committee and Compensation Methodology

The Compensation and Stock Option Committee of the Board is responsible for administering the compensation and benefit programs for Biomet’s team members, including the executive officers. The Compensation and Stock Option Committee annually reviews and evaluates cash compensation and stock option award recommendations along with the rationale for such recommendations, as well as summary information regarding the aggregate compensation, provided to Biomet’s executive officers. The Compensation and Stock Option Committee examines these recommendations in relation to Biomet’s overall objectives and makes compensation recommendations to the Board for final approval. The Compensation and Stock Option Committee also sends to the Board for approval its recommendations on compensation for the Chairman of the Board and the President and Chief Executive Officer, who do not participate in the decisions of the Board as to their compensation packages. Neither the Chairman of the Board nor the President and Chief Executive Officer is a member of the Compensation and Stock Option Committee.

Traditionally, Biomet has not hired a compensation consultant to review its compensation practices. In connection with change in control agreements entered into between Biomet and certain members of its senior management team, Biomet engaged The Kinsley Group, an independent compensation consultant, primarily to provide guidance to the Board on the terms of the agreements and relevant practices of the marketplace. The Kinsley Group also provided an evaluation of Biomet’s compensation practices with respect to the compensation paid to certain members of Biomet’s senior management team and members of the Board. More recently, Biomet has engaged The Kinsley Group to provide a more comprehensive evaluation of Biomet’s compensation practices and to offer additional research capabilities and expertise in designing and operating executive compensation programs. This review is ongoing and has not yet been completed.

Prior to the engagement of The Kinsley Group, the compensation of Biomet’s executives was determined by the Compensation and Stock Option Committee after consideration of an informal peer group consisting of some of Biomet’s competitors through publicly available filings, such as proxy statements filed with the SEC. However, the Compensation and Stock Option Committee did not engage in formal benchmarking during this informal review or in making compensation decisions. Among the companies that Biomet used for its informal peer group analysis are:

Stryker Corporation	Zimmer Holdings, Inc.
Smith & Nephew plc	Encore Medical Corporation
Orthofix International N.V.	Wright Medical Group, Inc.
Exactech, Inc.

Biomet’s executive compensation practices are also affected by the highly competitive nature of the orthopedics industry and the location of Biomet’s executive offices in Warsaw, Indiana. The fact that a number of the leading orthopedic manufacturers in the world have significant operations in and around Warsaw, Indiana, means that there are continuing opportunities for experienced orthopedic executives who reside in this area. On the other hand, the fact that Warsaw, Indiana, is a small town in a predominantly rural area can present challenges to attracting executive talent from other industries and parts of the country.

Executive Compensation Philosophy and Objectives

Biomet’s current executive compensation policies and practices reflect the compensation philosophies of Biomet’s founders. Biomet’s executive compensation practices and policies are designed to help achieve the superior performance of Biomet’s executive officers and management team by accomplishing the following goals:

•	Attracting, retaining and rewarding highly-qualified and productive persons;

•	Relating compensation to both company and individual performance;

•	Establishing compensation levels that are internally equitable and externally competitive; and

•	Encouraging an ownership interest and instilling a sense of pride in Biomet, consistent with the interests of Biomet’s shareholders.

The Compensation and Stock Option Committee firmly believes that all team members play a critical role in Biomet’s success and, therefore, all team members are eligible to participate in Biomet’s cash and equity compensation plans. The Compensation and Stock Option Committee continues to believe in one of Biomet’s founding philosophies: equity incentives in the form of stock options are an excellent motivation for all team members, including executive officers, and serve to align the interests of team members, management and shareholders.

Based on these objectives, the compensation package of Biomet’s executive officers is intended to meet each of the following three criteria: (1) market competitive – competitive levels with companies of similar size and performance to Biomet, such as the companies discussed above as its informal peer group; (2) performance-based – “at risk” pay that is based on both short- and long-term goals; and (3) shareholder aligned – incentives that are structured to create alignment between the shareholders and executives with respect to short- and long-term objectives.

The Elements of Biomet’s Compensation Program

As a result of Biomet’s compensation philosophies and objectives, the compensation package of Biomet’s executive officers consists of five primary elements: (1) base salary; (2) discretionary annual cash bonuses; (3) stock options; (4) participation in employee benefit plans; and (5) deferred compensation elections.

Base Salary. Consistent with the Compensation and Stock Option Committee’s consideration of Biomet’s informal peer group, Biomet’s practice is to provide base salaries at rates that it believes to be comparable with positions of executives in the orthopedics industry of similar responsibility to Biomet executives and other companies of similar size to Biomet. The Compensation and Stock Option Committee makes a recommendation to the Board concerning the appropriate base salary for each executive officer based on Biomet’s performance, the executive officer’s performance, Biomet’s future objectives and challenges and the current competitive environment. The Board sets the base salary for each executive officer at the beginning of each calendar year, after receiving a recommendation from the Compensation and Stock Option Committee. In connection with the ongoing comprehensive evaluation of Biomet’s compensation practices by The Kinsley Group, Biomet may redesign certain aspects of its compensation program, which may affect future base salary determinations, depending on the results of this evaluation. Presently, Biomet considers its base salaries to be in line with its compensation objectives.

Discretionary Annual Cash Bonuses. Biomet provides the opportunity for all Biomet team members, including members of its senior management team, to earn discretionary annual cash bonuses. These awards are intended to compensate Biomet team members for contributing to Biomet’s achievement of its financial and operational goals and, in certain cases, for achieving individual annual performance objectives. Except as described below, the full amount of the potential discretionary annual cash bonus for Biomet’s senior management team, including its NEOs, is determined at the discretion of the Compensation and Stock Option Committee, after considering the recommendation of the President and Chief Executive Officer (other than for himself), and approved by the Board after the conclusion of each fiscal year. In exercising its discretion, the Compensation and Stock Option Committee primarily takes into account the growth in revenues and earnings and market share penetration of the operations for which each executive is responsible or plays a significant role, as well as the goals, objectives, responsibilities and length of service of each executive.

The annual cash bonuses payable to Biomet’s NEOs for the 2007 fiscal year are as follows:

•

pursuant to the terms of the employment agreement between Biomet and Mr. Binder dated February 26, 2007, and the terms of the offer letter provided to Mr. Richardson by Biomet dated March 26, 2007, Messrs. Binder and Richardson will receive bonuses of $162,500 and $24,722, which represent Messrs. Binder’s and Richardson’s target discretionary annual cash bonuses for the 2007 fiscal year, respectively, pro-rated based on their respective lengths of service during the 2007 fiscal year;

•	pursuant to the separation and retirement agreement dated May 31, 2007 between Biomet and Mr. England, Mr. England will receive either 100% of his target bonus if the transactions contemplated by the Merger Agreement are consummated or, if the Merger Agreement is terminated or the transactions contemplated by the Merger Agreement are not consummated within six months of the effective date of Mr. England’s separation from Biomet, Mr. England will receive an annual cash bonus payment equal to 94% of his target bonus;

•	pursuant to his separation and retirement agreement dated June 6, 2007, Mr. Niemier will receive 100% of his target bonus;

•

pursuant to the retirement and consulting agreement dated March 30, 2007 between Biomet and Mr. Hann, subject to certain conditions Biomet agreed to pay Mr. Hann $133,333 in full discharge of Mr. Hann’s annual cash bonus for Biomet’s 2007 fiscal year (prior to his retirement on March 30, 2007, Mr. Hann had also received, and was permitted to retain, $200,000, which represents 50% of his target annual cash bonus for the 2007 fiscal year, which was paid out in December 2006);

•

pursuant to the retirement and consulting agreement dated March 30, 2007 between Biomet and Mr. Hartman, Mr. Hartman agreed to forfeit the remaining unpaid portion of his annual cash bonus for Biomet’s 2007 fiscal year (prior to his retirement on March 30, 2007, Mr. Hartman had also received, and was permitted to retain, $156,000, which represents 50% of his target annual cash bonus for the 2007 fiscal year, which was paid out in December 2006); and

•

upon the Compensation and Stock Option Committee’s recommendation, the Board approved an annual cash bonus payment to Mr. Van Broeck equal to 97.5% of his target bonus, which was generally a higher percentage than other executive officers due to Biomet’s European operations exceeding Biomet’s other significant business units in terms of sales and revenue.

Stock Options. Stock options have always been an element of Biomet’s long-term incentives program. The primary purpose of stock options is to provide executive officers and other team members with a personal and financial interest in Biomet’s success through Common Share ownership, thereby aligning the interests of executive officers and other team members with those of Biomet’s shareholders. Biomet’s broad-based stock option program was intended to further Biomet’s goal of motivating outstanding long-term contributions by team members within all levels of Biomet. The Compensation and Stock Committee believes that stock options help to create an entrepreneurial environment within Biomet and instill the spirit of a small company. Additionally, the Compensation and Stock Option Committee believes stock options provide broad incentives for the day-to-day achievements of all team members in order to sustain and enhance Biomet’s long-term performance.

Stock option awards are based on an individual’s level of responsibility, contribution, length of service and total number of Common Shares owned in relation to other executive officers. All team members are eligible to receive stock options, including all hourly team members of Biomet and its subsidiaries in the United States and most other countries, who are eligible to receive a stock option after just two years of service with Biomet or one of its subsidiaries.

Under the stock option plans, options may also be granted to key employees, non-employee directors and distributors, at the discretion of the Compensation and Stock Option Committee,

and generally become exercisable in annual or biannual increments beginning one or two years after the date of grant in the case of employee options and in annual increments beginning at the date of grant for distributor options. The term of each option granted expires within the period prescribed by the Compensation and Stock Option Committee, but shall not be more than five years from the date the option is granted if the optionee is a 10% or more shareholder, and not more than ten years for all other optionees. All rights under the options automatically terminate upon the optionee’s separation from service with Biomet, unless such separation results from retirement, disability or death. For information about Biomet’s historical stock option granting practices, refer to “Legal Proceedings—Litigation Relating to Review of Historical Stock Option Granting Practices.”

During the 2005 and 2006 fiscal years, Biomet also granted conditional performance stock option awards, which conditioned the number of Common Shares earned by the award recipient on Biomet’s shareholder return over a three-year period against Biomet’s informal peer group discussed above. Based on Biomet’s performance over this three-year period, the recipient could earn between zero Common Shares and 150% of the target number of Common Shares provided for in the conditional performance grant. At the completion of the three-year performance period, the earned option remains exercisable for two years before the option expires. During the 2007 fiscal year, Biomet did not grant any conditional performance option awards.

As of May 31, 2007, Biomet had two stock option plans with Common Shares available for grant: the Biomet, Inc. 1998 Qualified and Non-Qualified Stock Option Plan (the “1998 Plan”) and the Biomet, Inc. 2006 Equity Incentive Plan (the “2006 Plan”). However, in connection with certain limitations placed on Biomet under the Merger Agreement, Biomet is not currently granting stock option awards. Moreover, since the terms of the Original Merger Agreement provided, and the terms of the Merger Agreement provide, that all unexercised options are cashed out if the transactions contemplated thereby are completed, grants of stock options would offer no retentive value to members of senior management. For further details regarding the treatment of stock options in connection with the Offer, refer to the Offer to Purchase, “The Offer—Section 11. Purpose of the Offer and Plans for Biomet; Merger Agreement.” Biomet did not grant stock options to recently hired members of its senior management team, including Messrs. Binder and Richardson, as a result of the limitations under the Original Merger Agreement in effect at the time Biomet hired Messrs. Binder and Richardson. Biomet has agreed, however, to make certain equity awards to Messrs. Binder and Richardson in the event that the Merger Agreement is terminated. For a description of these agreements, refer to “—Employment Agreements and Potential Post-Termination Payments—Employment Agreement with Jeffrey R. Binder” and “—Employment Agreements and Potential Post-Termination Payments—Offer Letter to J. Pat Richardson” below.

If the transaction contemplated by the Merger Agreement is not consummated, Biomet’s Human Resources, Legal and Finance departments will, prior to Biomet’s resumption of the issuance of stock option awards, be provided additional training and education designed to ensure that relevant individuals involved in the administration of stock option awards understand the terms of Biomet’s equity-based award plans and the relevant accounting guidance for stock options and other share-based payments. In addition, such departments will develop, prior to Biomet’s resumption of the issuance of stock option awards, formal, documented stock option granting procedures and practices to ensure systematic approval and execution of stock option awards and the proper recording of such grants in Biomet’s stock administration records and financial statements.

Perquisites. The Compensation and Stock Option Committee believes that it has taken a reasonable approach to perquisites relative to other companies in its industry, such as the companies discussed above as its informal peer group. Biomet’s CEO and other NEOs are generally permitted, when practical, to use company aircraft for business and personal travel for security reasons. On a case by case basis, Biomet may reimburse executives for social club dues or offer to provide a travel allowance in connection with Biomet-related travel or relocation assistance to certain members of its senior management team who relocate their principal residence at Biomet’s request. For example, Biomet may, at times, provide reimbursement of moving expenses, offer protection against a loss on the sale of the executive’s home or provide tax “gross ups” for certain capital gains recognized by executives on the sale of the executive’s home. Typically, however, Biomet does not provide tax “gross ups” on perquisites.

Health and Welfare Benefits. The NEOs receive similar benefits to those provided to all other salaried U.S. employees, such as medical, dental, vision, life insurance and disability coverage.

Post-Termination Compensation and Management Continuity Agreements. As described in further detail below, during the 2007 fiscal year, the NEOs were provided arrangements which specified payments in the event the executive’s employment is terminated. The type and amount of payments vary by executive level and the nature of the termination. These severance benefits, which are competitive with the companies discussed above as Biomet’s informal peer group and general industry practices, are payable if and only if the executive’s employment terminates as specified in the applicable plan document or employment agreement. For more information, refer to “—Employment Agreements and Potential Post-Termination Payments.”

Historically, Biomet did not offer management continuity agreements to members of senior management. During the 2007 fiscal year, however, Biomet engaged The Kinsley Group to assist with the preparation of and execution of change in control agreements with members of Biomet’s senior management team. These agreements were intended to provide for continuity of management in the context of a prospective change in control of Biomet. These agreements were necessary to reinforce and encourage the continued attention and dedication of members of Biomet’s senior management to their assigned duties without distraction in the face of potentially disturbing circumstances arising from the possibility of a change in control. For certain NEOs, namely Messrs. Hartman, Hann, England and Niemier, original change in control agreements executed with Biomet on September 20, 2006 were subsequently superceded or modified in connection with their retirement. For further information on the terms of the change in control agreements, refer to “—Employment Agreements and Potential Post-Termination Payments—Change in Control Agreements” below.

Retirement Plans. Biomet does not sponsor or maintain any pension plans applicable to its U.S.-based NEOs, however, Biomet has defined benefit retirement plans for certain of its foreign subsidiaries, discussed herein as its “foreign pension plans,” which cover certain of its overseas employees. One of these foreign pension plans is applicable to Mr. Van Broeck and sponsored by Biomet Europe B.V. (“Biomet Europe”). Biomet Europe provides all employees, whether salaried or hourly, with the opportunity to build up benefits under pension plans as part of Biomet Europe’s standard conditions for working in the Netherlands in order to provide a level of retirement benefits competitive with European market conditions. The benefits under this foreign pension plan are generally based on years of service and a calculation of the employee’s weighted average final base salary. Detailed explanations of these terms and calculations can be found in the narrative discussion accompanying the Pension Benefits Table. The investment objective is to enable a fixed, guaranteed payout to the employee at the time of the employee’s retirement, except, in the case of Mr. Van Broeck, for a moderate profit-sharing provision, which may affect him by providing an additional benefit based on the collective return of the plan assets. The assets covered by the pension plan are managed by independent investment professionals, however, due to the guaranteed payout, policy holders are relatively unaffected by poor performance and affected only by positive investment returns under the profit-sharing provision. The net assets of these foreign pension plans did not include any of Biomet’s Common Shares as of April 30, 2007 (the same measurement dates used for the 2007 fiscal year with respect to Biomet’s foreign subsidiaries). For information about Mr. Van Broeck’s pension benefits, refer to the Pension Benefits Table in “—Executive Compensation Tables—Retirement And Non-Qualified Defined Contribution And Deferred Compensation Plans—Pension Plans” below.

Biomet’s executive officers are eligible to participate in Biomet’s 401(k) Plan. All team members residing in the United States who are at least 18 years of age and complete at least 90 days of continuous service or work at least 1,000 hours per year are also eligible to participate in the 401(k) plan. Each year Biomet, in its sole discretion, may match 75% of each team member’s contributions, up to a maximum amount equal to 5% of the team member’s compensation, either in cash or in Common Shares. All contributions to the 401(k) Plan are allocated to accounts maintained on behalf of each participating team member and, to the extent vested, are available for distribution to the team member or beneficiary upon retirement, death, disability or termination of service. Historically, the 401(k) Plan has purchased Common Shares with Biomet’s matching contribution.

Executive officers have also historically participated in Biomet’s Employee Stock Bonus Plan (the “ESBP”), which was merged into and with Biomet’s 401(k) Plan during the 2007 fiscal year. Under the ESBP, Biomet could make contributions to the ESBP in the form of Common Shares or cash in such amounts, if any, as it determined in its sole discretion, and participating team members could make voluntary contributions to the ESBP in amounts up to 10% of their annual compensation. Historically, Biomet had made contributions to the ESBP equal to 3% of each team member’s annual base salary, up to the maximum amount permitted by applicable Internal Revenue Service regulations. The funds accumulated under the ESBP were invested by the trustee primarily in Biomet Common Shares.

In addition, Biomet maintains The Biomet, Inc. Deferred Compensation Plan (the “Deferred Compensation Plan”), a non-qualified deferred compensation plan, which is available for Biomet’s senior management and members of the Board. The Deferred Compensation Plan allows eligible participants to defer pre-tax compensation to reduce current tax liability and assist those team members in their planning for retirement and other long-term savings goals in a tax-effective manner. Biomet does not make any contributions to the Deferred Compensation Plan. Under the Deferred Compensation Plan, eligible participants may defer up to 100% of their base salary and cash bonus payments, as well as Board fees for non-employee directors, as applicable. Scheduled distributions from the Deferred Compensation Plan are available, and penalty-free, but treated as ordinary income subject to federal and state income taxation at the time of distribution. Except in circumstances of hardship, unscheduled withdrawals are not permitted. Amounts contributed to the Deferred Compensation Plan are at the participant’s election and “deemed investments,” which means that the participants have no ownership interest in the investment alternative selected. The participants’ deferrals and gains are reflected on Biomet’s financial statements and are unsecured general assets of Biomet. The Deferred Compensation Plan is an unfunded “future promise to pay” on behalf of Biomet. Neither Biomet nor the Deferred Compensation Plan record-keeper provides any guarantee of investment return. Biomet does not pay above-market interest rates on deferred amounts of compensation. For more information, refer to “—Executive Compensation Tables—Retirement and Non-Qualified Defined Contribution and Deferred Compensation Plans—Non-Qualified Defined Compensation” below.

Role of Management in Compensation Decisions. The Compensation and Stock Option Committee annually reviews and evaluates recommendations made by the Chairman of the Board and the President and Chief Executive Officer for the executive officers (other than for themselves) along with the rationale for such recommendations and the summary information regarding aggregate compensation provided to Biomet’s executive officers. The Compensation and Stock Option Committee examines these recommendations in relation to Biomet’s overall objectives and makes compensation recommendations to the Board for final approval. The Compensation and Stock Option Committee also sends to the Board for approval its recommendations on compensation for the Chairman of the Board and the President and Chief Executive Officer, who do not participate in the decisions of the Board as to their compensation packages. Neither the Chairman of the Board nor the President and Chief Executive Officer is a member of the Compensation and Stock Option Committee.

Common Share Ownership Guidelines. In past years, Biomet has not adopted guidelines with respect to its senior management team’s ownership of Common Shares. More recently, the Board has considered adopting such a policy for members of senior management, however, these discussions were discontinued upon execution of the Original Merger Agreement.

Policy with Respect to Deductibility of Compensation Over $1 Million. Section 162(m) of the Internal Revenue Code of 1986 generally limits to $1 million the tax deductibility of annual compensation paid to certain executives named in the Summary Compensation Table in this

Information Statement. However, performance-based compensation can be excluded from this limit if it meets certain requirements. The Compensation and Stock Option Committee’s policy is to consider the impact of Section 162(m) in establishing compensation for Biomet’s senior executives. However, it retains the discretion to establish compensation, even if such compensation is not deductible under Section 162(m), if, in the Compensation and Stock Option Committee’s judgment, such compensation is in the best interest of Biomet and is reasonably expected to increase shareholder value.

Accounting for Stock-Based Compensation. Biomet adopted SFAS No. 123(R), “Share-Based Payment,” (“SFAS 123(R)”) on June 1, 2006 using the modified prospective method. SFAS 123(R) requires all share-based payments to employees, including stock options, to be expensed based on their fair value over the required award service period. Biomet uses the straight line method to recognize compensation expense related to share-based payments. In the prior year, Biomet was governed by Accounting Principles Board No. 25, “Accounting for Stock Issued to Employees,” in accounting for its stock option awards to employees.

Under the modified prospective method, the provisions of SFAS 123(R) apply to all share-based compensation awards granted or modified on or after Biomet’s date of adoption of SFAS 123(R), June 1, 2006. For share-based compensation awards granted prior to the date of adoption, the unrecognized expense related to the unvested portion of such awards at the date of adoption will be recognized in net income under the grant date fair value provisions under SFAS 123(R). The Compensation and Stock Option Committee reviews and considers the accounting impact of Biomet’s equity awards in recommending the size and terms of such awards.

For a detailed discussion of stock option awards and their material terms, refer to “—The Elements of Biomet’s Compensation Program—Stock Options” above and “—Executive Compensation Tables—Grant of Plan-Based Awards Table” below. For information about Biomet’s historical stock option granting practices, refer to “Legal Proceedings—Litigation Relating to Review of Historical Stock Option Granting Practices.” For further information about the assumptions Biomet uses in recognizing compensation expense, refer to footnote (2) to the Summary Compensation Table in “Executive Compensation Tables” later in this section.

Changes in Senior Management During the 2007 Fiscal Year

During the 2007 fiscal year, there were several changes in Biomet’s executive management team. Among other changes, the following events occurred:

•	on February 26, 2007, Mr. Binder was appointed President and Chief Executive Officer;

•

on April 2, 2007, Mr. Hann retired as Executive Vice President of Administration –prior to his appointment as Executive Vice President of Administration on February 26, 2007, Mr. Hann had served as Interim President and Chief Executive Officer from March 27, 2006 through February 26, 2007;

•	on April 2, 2007, Mr. Hartman retired as Senior Vice President – Finance, Chief Financial Officer and Treasurer;

•	on April 11, 2007, Mr. Richardson was appointed Corporate Vice President – Finance and Interim Chief Financial Officer and Treasurer; and

•	on May 31, 2007, Mr. England retired as Chief Operating Officer – Domestic Operations.

In addition, on June 5, 2007, Mr. Daniel P. Florin was appointed Senior Vice President and Chief Financial Officer. Mr. Florin did not hold this position as of May 31, 2007, the last day of the 2007 fiscal year, and as a result is not considered an NEO under SEC rules for the 2007 fiscal year.

Also, as of May 31, 2007, Mr. Niemier served as Senior Vice President, Biomet, Inc. and Senior Vice President, Biomet International and Corporate Relations. However, on June 6, 2007, Mr. Niemier retired from these positions effective June 18, 2007.

Executive Compensation Tables

Summary Compensation Table

The following narrative, tables and footnotes describe the “total compensation” earned during Biomet’s 2007 fiscal year by Biomet’s NEOs. The total compensation presented below does not reflect the actual compensation received by Biomet’s NEOs or the target compensation of Biomet’s NEOs during its 2007 fiscal year. The actual value realized by Biomet’s NEOs during its 2007 fiscal year from long-term incentives (options) is presented in the Option Exercises and Stock Vested Table later in this Information Statement.

The individual components of the total compensation calculation reflected in the Summary Compensation Table are broken out below:

Salary.  Base salary earned during Biomet’s 2007 fiscal year. Refer to “Compensation Discussion and Analysis—The Elements of Biomet’s Compensation Program—Base Salary” above for further information concerning this element of Biomet’s compensation program. The terms of their respective employment agreements govern the base salaries for Messrs. Binder and Richardson.

Bonus.  Biomet’s NEOs earned annual incentive bonuses for its 2007 fiscal year. Refer to “Compensation Discussion and Analysis—The Elements of Biomet’s Compensation Program—Discretionary Annual Cash Bonuses” above for further information concerning this element of Biomet’s compensation program.

Stock Awards.  The only equity-based compensation that Biomet provided to its NEOs for its 2007 fiscal year was in the form of stock option awards. For information about stock options granted to Biomet’s NEOs, see “Option Awards” immediately below.

Option Awards.  The awards disclosed under the heading “Option Awards” consist of grants of stock options awarded under the 1998 Plan. For further information about Biomet’s stock option programs, refer to “Compensation Discussion and Analysis—The Elements of Biomet’s Compensation Program—Stock Options” above. In addition, details about option awards made during Biomet’s 2007 fiscal year are included in the Grant of Plan-Based Awards Table below. The dollar amounts for the awards in the Summary Compensation Table below represent the compensation expense recognized during Biomet’s 2007 fiscal year under SFAS 123(R) for each NEO. The recognized compensation expense of the option awards for financial reporting purposes will likely vary from the actual amount ultimately realized by the NEO based on a number of factors. The factors include Biomet’s actual operating performance, Common Share price fluctuations, differences from the valuation assumptions used and the timing of exercise or applicable vesting.

Non-Equity Incentive Plan Compensation.  For the 2007 fiscal year, Biomet did not have any non-equity incentive compensation plans applicable to its NEOs.

Change in Pension Value.  Biomet does not sponsor or maintain any pension plans applicable to its U.S.-based NEOs. For Mr. Van Broeck, represents the aggregate change in the actuarial present value of the accumulated benefit under his pension plan sponsored by Biomet Europe from April 30, 2006 to April 30, 2007 (the same measurement dates used for financial statement reporting purposes with respect to Biomet’s audited financial statements for the 2006 and 2007 fiscal years with respect to Biomet’s foreign subsidiaries). For information on Mr. Van Broeck’s retirement benefits and certain material features of the pension plan in which he participates, refer to “—Compensation Discussion and Analysis—The Elements of Biomet’s Compensation Program—Retirement Plans” above and “Retirement And Non-Qualified Defined Contribution And Deferred Compensation Plans—Pension Plans” below.

Of Biomet’s NEOs, only Messrs. Hann and England participate in the Deferred Compensation Plan, however, Biomet does not pay above market or preferential earnings on non-qualified deferred compensation. For information on the Deferred Compensation Plan, refer to “—Compensation Discussion and Analysis—Retirement Plans.”

All Other Compensation. The amounts included under the All Other Compensation heading represent the sum of: (1) certain perquisites and other personal benefits; (2) Biomet-paid contributions to retirement plans; (3) Biomet-paid insurance premiums; (4) certain tax reimbursements made by Biomet; and (5) certain other amounts more fully described in footnote (3) to the Summary Compensation Table.

Name and Principal Position(1)	Year	Salary ($)		Bonus ($)		Option Awards (2) ($)	Stock Awards ($)	Non-Equity Incentive Plan Compen- sation ($)	Change in Pension Value and Non- Qualified Deferred Compen- sation Earnings ($)		All Other Compen- sation (3)($)	Total ($)

Jeffrey R. Binder President and Chief Executive Officer	2007	150,050		162,500		—	—	—	—		71,858	384,408
Daniel P. Hann Former Executive Vice President of Administration and Former Interim President and Chief Executive Officer	2007	481,401		333,333		432,519	—	—	—		88,351	1,335,604
J. Pat Richardson Corporate Vice President–Finance and Treasurer and Former Interim Chief Financial Officer	2007	25,834		24,722		—	—	—	—		3,788	54,344
Gregory D. Hartman Former Senior Vice President–Finance, Chief Financial Officer and Treasurer	2007	303,692		156,000		135,535	—	—	—		105,896	701,123
Garry L. England Former Chief Operating Officer–Domestic Operations	2007	361,173		349,000	(4)	205,911	—	—	—		1,521,274	2,437,358
Charles E. Niemier Former Senior Vice President and Former Senior Vice President, Biomet International and Corporate Relations	2007	397,583		400,000	(4)	160,367	—	—	—		28,442	986,392
Roger Van Broeck Vice President and President, Biomet Europe	2007	386,741	(5)	248,235		119,486	—	—	77,073	(5)	68,311	899,846

(1)	For further information on the principal positions of Biomet’s NEOs, refer to “—Compensation Discussion and Analysis—Changes in Senior Management During the 2007 Fiscal Year.”

(2)	For each NEO listed in the Summary Compensation Table above, the value reflects the compensation expense recognized by Biomet during the 2007 fiscal year under SFAS 123(R). The amounts for Messrs. Hann and England reflect the acceleration of unvested stock option awards in connection with their retirement. For information on the full grant-date fair value of awards granted solely during the 2007 fiscal year, refer the Grant of Plan-Based Awards Table below and to footnote (1) of the Grant of Plan-Based Awards Table.

Biomet uses the Black-Scholes option-pricing model to determine the fair value of options to calculate compensation expense. For information about the assumptions used in determining the compensation expense recognized by Biomet during the 2007 fiscal year, refer to Notes 1 and 2 to the Consolidated Financial Statements included in Biomet’s Quarterly Report on the Form 10-Q for the period ended February 28, 2007. For stock options granted during the fiscal year ended May 31, 2007, these assumptions included: (1) expected volatility, which was derived based on historical volatility of Biomet’s Common Shares; (2) the expected term of the stock option, which was derived from historical employee exercise behavior; (3) the risk-free interest rate, which is determined using the implied yield currently available for zero-coupon U.S. Government issues with a remaining term equal to the expected life of the options; and (4) a dividend yield, which is derived based on the historical dividend yield of Biomet’s Common Shares. For further information about Biomet’s use and adoption of SFAS 123(R), refer to “—Compensation Discussion and Analysis—The Elements of Biomet’s Compensation Program—Accounting for Stock-Based Compensation” above.

(3)	The table below presents an itemized account of “All Other Compensation” provided during Biomet’s 2007 fiscal year. Consistent with Biomet’s emphasis on performance-based pay, perquisites and other compensation are limited in scope and primarily comprised of retirement benefit contributions and accruals. For each NEO listed below, the sum of each of the columns reflects the total value included under the All Other Compensation heading in the table above.

	Life Insurance Premiums ($)	Physical Exams ($)	Retirement Plan Contributions ($)	Medical Flex ($)	Social Club Dues ($)	Travel Allowance ($)		Personal Use of Company Aircraft ($)(a)		Other ($)		Amounts in Connection with Retirement ($)(b)
Jeffrey R. Binder	—	—	—	146	—	—		63,600	(c)	8,112	(d)	—
Daniel P. Hann	60	585	14,850	1,100	4,920	7,200		—		—		59,636
J. Pat Richardson	—	—	—	104	—	—		—		3,684	(e)	—
Gregory D. Hartman	60	—	14,850	1,350	5,000	—		—		—		84,636
Garry L. England	60	2,318	14,850	1,500	5,844	—		4,500		—		1,492,202
Charles E. Niemier	60	2,062	14,850	1,550	4,920	5,000		—		—		—
Roger Van Broeck	—	—	38,811	—	—	24,621	(f)	—		4,879	(g)	—

(a)	Biomet’s incremental cost for personal use of Biomet aircraft is calculated by multiplying the aircraft’s hourly variable operating cost by a trip’s flight time, which includes any flight time of an empty return flight. Variable operating costs are based on industry standard rates of Biomet’s variable operating costs, including fuel and oil costs, maintenance and repairs, landing/ramp fees and other miscellaneous variable costs. On certain occasions, a spouse or other family member may accompany one of Biomet’s NEOs on a flight. No additional operating cost is incurred in such situations under the foregoing methodology. Biomet does not pay its NEOs any amounts in connection with taxes on income imputed to them for personal use of Biomet’s aircraft.

(b)	For Messrs. Hann and Hartman, the amounts under the Amounts in Connection with Retirement heading includes monthly consulting fees ($41,666 and $29,166, respectively) and monthly health insurance premiums under COBRA ($652 each) that Messrs. Hann and Hartman received for the months of April and May 2007 pursuant to retirement and consulting agreements between Biomet and Messrs. Hann and Hartman, respectively, dated March 30, 2007. For Mr. England, the amount reflects benefits that Biomet has accrued in respect of his retirement, assuming the transactions contemplated by the Merger Agreement are consummated and such benefits are not forfeited. These benefits consisting of two times base salary and two times target annual cash bonus, each for the 2008 fiscal year and each of $360,000 plus other certain benefits, pursuant to the separation and retirement agreement between Biomet and Mr. England dated May 31, 2007. In the case of Messrs. Hann and England, however, these amounts do not include the SFAS 123(R) compensation expense for stock option awards accelerated under the retirement and consulting agreement between Biomet and Mr. Hann dated March 30, 2007 or the separation and retirement agreement between Biomet and Mr. England dated May 31, 2007, respectively. These amounts are not included in this column or under the All Other Compensation heading to the Summary Compensation Table above because the amounts are already reflected in the amounts representing the SFAS 123(R) compensation expense for stock option awards under the Option Awards heading. Similarly, in the case of Messrs. Hann, Hartman and England, these amounts do not include the annual discretionary cash bonuses paid to these individuals because the amounts are already reflected in the amounts representing bonus payments under the Bonus heading to the Summary Compensation Table above. For further information concerning these agreements, refer to “—Employment Agreements and Potential Post-Termination Payments—Consulting Arrangements with Gregory D. Hartman and Daniel P. Hann” and “—Employment Agreements and Potential Post-Termination Payments—Retirements of Garry L. England and Charles E. Niemier” below.

(c)

Pursuant to the employment agreement between Biomet and Mr. Binder, dated February 26, 2007, Biomet agreed to arrange, at its expense, for Mr. Binder to fly once per week to and from Mr. Binder’s Texas home and Biomet’s headquarters or such other location reasonably specified by Biomet during the term of the employment agreement. Biomet will not provide Mr. Binder with a “gross up” for taxes incurred in connection with these benefits. If, however, Mr. Binder uses a commercial flight and the income imputed in connection with the commercial flight is greater than the amount that would have been imputed to Mr. Binder if he had used a Biomet-operated aircraft, Biomet will provide to Mr. Binder a “gross up” for taxes incurred on the incremental income associated with the commercial flight. Biomet’s incremental costs associated with extending these benefits to Mr. Binder are capped at $500,000 in any twelve-month period. For the purposes of applying this limitation, Biomet’s incremental cost for commercial flights shall be the cost of Mr. Binder’s tickets and for flights on Biomet-operated aircraft shall be the incremental per-hour cost associated with Mr. Binder’s flights and other incremental costs related to such flights, such as landing fees, transportation and housing costs of aircrew and other similar costs. The amount that appears under the Personal Use of Company Aircraft heading reflects the amount of this rolling twelve-month allowance that Mr. Binder has used.

(d)	Represents the cost to Biomet of providing temporary housing to Mr. Binder in Warsaw, Indiana. In addition, pursuant to the employment agreement between Biomet and Mr. Binder dated February 26, 2007, Biomet agreed to purchase Mr. Binder’s prior residence in Illinois at its appraised value, to be determined by an independent appraiser, up to $2,199,000. Furthermore, Biomet agreed to reimburse Mr. Binder for certain capital gains taxes, if any, incurred as a result of the sale of Mr. Binder’s prior residence. As a result of the independent appraisal, Biomet purchased Mr. Binder’s prior residence for significantly less than the maximum amount and Mr. Binder has not recognized any gain on the sale of his prior residence. The amount paid by Biomet to Mr. Binder is not reflected in the amount shown in the table above for Mr. Binder under the All Other Compensation heading. In addition, because Mr. Binder recognized a loss on the sale of his house, Biomet has not paid any “gross up” amounts to Mr. Binder in connection with the sale of his house.

Also, pursuant to the employment agreement between Biomet and Mr. Binder dated February 26, 2007, Biomet agreed to reimburse Mr. Binder up to $1,320,000 if Mr. Binder is required to pay his former employer in connection with the termination of his previous employment. As of May 31, 2007, Biomet had not paid any amounts under this provision of the employment agreement, however, it is expected that Biomet may make payments to Mr. Binder’s prior employer under this provision during the 2008 fiscal year.

(e)	Represents the cost to Biomet of providing temporary housing to Mr. Richardson in Warsaw, Indiana.

(f)	Represents the cost to Biomet of providing a car to Mr. Van Broeck.

(g)	Represents the Biomet-paid portion of Mr. Van Broeck’s government mandated health and wellness expense.

In addition to the foregoing compensation, NEOs also participated in health and welfare benefit programs, including vacation and medical, dental, prescription drug and disability coverage. These programs are generally available and comparable to those programs provided to all U.S. salaried employees.

(4)	For Messrs. England and Niemier, represents an annual cash bonus for the 2007 fiscal year equal to 100% of their target bonus for the 2007 fiscal year pursuant to the terms of the change in control agreements between Biomet and Messrs. England and Niemier, respectively. The amount is contingent upon the consummation of the transactions contemplated by the Merger Agreement. If the Merger Agreement is terminated or the transactions contemplated by the Merger Agreement are not consummated within six months of the effective date of each executive’s separation from Biomet, the annual cash bonus payable to Messrs England and Niemier for the 2007 fiscal year will be reduced from 100% of their target annual bonus for the 2007 fiscal year to 94% of base salary, which represents a reduction of $20,940 and $24,000, respectively.

(5)	For the purposes of the Summary Compensation Table above, to calculate Mr. Van Broeck’s annual base salary and change in pension value in U.S. dollars, Biomet used a currency conversion rate of 1 Euro to $1.3447, which represents the currency exchange rate from Euros to U.S. dollars on June 1, 2007 as published in The Wall Street Journal.

Grant of Plan-Based Awards Table

During 2007, Biomet granted stock options to its NEOs under the 1998 Plan. Information with respect to each of these awards on a grant-by-grant basis is set forth in the table below. Fair market value under the 1998 Plan is defined as the closing price of the Common Shares as reported by The Nasdaq Stock Market or by any national securities exchange on which Common Shares may be traded. For additional discussion of Biomet’s stock option plans and certain material terms of Biomet’s stock option awards, refer to “Compensation Discussion and Analysis—The Elements of Biomet’s Compensation Program—Stock Options.”

All stock option awards to Biomet’s NEOs during the 2007 fiscal year were made such that the exercise price of the awards is equal to the closing price of Biomet’s Common Shares on the date of grant. For information about Biomet’s historical stock option granting practices, refer to “Legal Proceedings—Litigation Relating to Review of Historical Stock Option Granting Practices.”

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant-Date Fair Value of Stock and Option Awards(1) ($)
Jeffrey R. Binder(2)	—	—	—	—
Daniel P. Hann	—	—	—	—
J. Pat Richardson(3)	—	—	—	—
Gregory D. Hartman(4)	October 9, 2006	25,000	33.19	288,250
Garry L. England(5)	October 9, 2006	25,000	33.19	288,250
Charles E. Niemier(5)	October 9, 2006	50,000	33.19	576,500
Roger Van Broeck	October 9, 2006	25,000	33.19	288,250

(1)	For each NEO listed in the Grant of Plan-Based Awards Table above, the value reflects the full grant-date fair value calculated under SFAS 123(R) solely for awards granted during the 2007 fiscal year. The fair value of the stock option awards for financial reporting purposes likely will vary from the actual amount ultimately realized by the NEO based on a number of factors. These factors include Biomet’s actual operating performance, Common Share price fluctuations, differences from the valuation assumptions used and the timing of exercise or applicable vesting.

(2)	Pursuant to an employment agreement dated February 26, 2007 between Biomet and Mr. Binder, if the Merger Agreement is terminated, Mr. Binder will be granted an equity award after such termination and annually thereafter (if still employed) commencing after May 31, 2008. For further information about this equity award and Mr. Binder’s employment agreement, refer to “—Employment Agreements and Potential Post–Termination Payments—Employment Agreement with Jeffrey R. Binder” below. If the transaction contemplated by the Merger Agreement is consummated, Mr. Binder will not receive this benefit; although it is expected that Mr. Binder will receive an equity award following the consummation of the transaction contemplated by the Merger Agreement (although such award is still subject to negotiation and discussion).

(3) In

the event that the Merger Agreement is terminated, Mr. Richardson will be entitled to equity awards issued by the Compensation and Stock Option Committee of Biomet’s Board that are commensurate with his position with Biomet. For further information about this equity award and the offer letter provided to Mr. Richardson, refer to “—Employment Agreements and Potential Post–Termination Payments—Offer

Letter to J. Pat Richardson” below. If the transaction contemplated by the Merger Agreement is consummated, Mr. Richardson will be granted an equity interest in Biomet or one of its affiliates pursuant to an equity incentive plan (although such award is still subject to negotiation and discussion). Mr. Richardson’s equity interest in the new Biomet entity will be commensurate with his position with Biomet.

(4)	For further information on stock options granted to Mr. Hartman during Biomet’s 2007 fiscal year, see footnote (7) to the Outstanding Equity Awards at Fiscal Year-End table immediately below.

(5)	For further information on stock options granted to Messrs. England and Niemier during Biomet’s 2007 fiscal year, see footnote (10) to the Outstanding Equity Awards at Fiscal Year-End table immediately below.

Outstanding Equity Awards at Fiscal Year-End Table

Biomet has awarded stock options to members of its senior management and other Biomet team members throughout Biomet. The terms of these awards typically provide for vesting over a defined period of time. Awards listed in the table below, other than the conditional performance stock option awards, generally have an eight-part vesting schedule in which the first of the eight installments vests on the one-year anniversary of the grant date. Each subsequent one-eighth installment thereafter vests on the anniversary of the grant date for the next seven years. For information on the vesting schedule of the unvested portions of outstanding equity awards listed below, refer to footnote (2) to the table below. Each installment, however, has a two year lifespan with respect to exercise and therefore each installment will expire if not exercised two years from the date that the particular installment vests.

For further information on Biomet’s stock option awards and their material terms, refer to “—Compensation Discussion and Analysis—The Elements of Biomet’s Compensation Program—Stock Options.” For information about Biomet’s historical stock option granting practices, refer to “Legal Proceedings—Litigation Relating to Review of Historical Stock Option Granting Practices.” For information about stock option awards granted solely during the 2007 fiscal year, refer to “—Grant of Plan–Based Awards Table.”

In addition, during Biomet’s 2005 and 2006 fiscal years, the Compensation and Stock Option Committee granted conditional performance stock options to certain of Biomet’s executive officers, with the exception of the Chairman of the Board who has never received stock option awards. The actual number of Common Shares available for exercise by each executive officer with respect to these conditional performance stock option awards will be determined by a calculation based on the performance of Biomet’s Common Shares in comparison to the performance of its informal peer group over a three-year time period. As a result, the actual number of Common Shares granted may vary from zero Common Shares to 150% of the number of target Common Shares stated in the conditional performance stock option award. Biomet did not grant any conditional performance stock option awards during the 2007 fiscal year. In addition, of Biomet’s NEOs, only Messrs. England, Niemier and Van Broeck had outstanding conditional performance stock option awards as of May 31, 2007. For the amounts of these conditional performance stock option awards that remain outstanding, refer to Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options heading in the table below. For a detailed discussion of these conditional performance stock option awards and their material terms, refer to “Compensation Discussion and Analysis—The Elements of Biomet’s Compensation Program—Stock Options.”

The following table shows the equity awards granted to Biomet’s NEOs, which are comprised of a mix of the conditional performance stock option awards and the time-based vesting stock option awards (vested and unvested), that were outstanding as of the end of Biomet’s 2007 fiscal year:

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(2)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(3)		Option Exercise Price ($)(4)	Option Expiration Date(5)
Jeffrey R. Binder(6)	—	—		—		—	—
Daniel P. Hann(7)
	4,000					24.0000	7/17/2007
	1,875					20.8333	1/16/2009
	3,750					29.0933	7/5/2008
	2,500					28.8800	7/9/2008
	3,750					43.7100	6/28/2008
	25,000					34.3200	3/23/2009
				75,000	(8)	34.3200
J. Pat Richardson(9)	—	—		—		—	—
Gregory D. Hartman(7)
	4,000					24.0000	7/17/2007
	1,875					20.8333	1/16/2009
	3,750					29.0933	7/05/2008
	2,500					28.8800	7/09/2008
	3,750					43.7100	6/28/2008
Garry L. England(10)
	4,000					24.0000	7/17/2007
	1,875	1,875	(a)			20.8333	1/16/2011
	3,750	11,250	(b)			29.0933	7/05/2011
	2,500	6,250	(c)			28.8800	7/09/2013
	3,750	11,250	(d)			43.7100	6/28/2014
	1,875	13,125	(e)			36.8800	1/01/2016
		25,000	(f)			33.1900	10/8/2016
				18,000	(11)	41.6000	1/02/2010
				53,000	(11)	34.5800	6/28/2010
Charles E. Niemier(10)
	4,000					24.0000	7/17/2007
	1,875	1,875	(a)			20.8333	1/16/2011
	3,750	11,250	(b)			29.0933	7/05/2011
	2,500	6,250	(c)			28.8800	7/09/2013
	3,750	11,250	(d)			43.7100	6/29/2014
		50,000	(f)			33.1900	10/8/2016
				12,000	(12)	41.6000	1/02/2010
				32,000	(12)	34.5800	6/28/2010
Roger Van Broeck
	938	1,875	(a)			20.8333	1/16/2011
		11,250	(b)			29.0933	7/06/2011
		6,250	(c)			28.8800	7/09/2013
	3,750	11,250	(d)			43.7100	6/28/2014
		25,000	(f)			33.1900	10/8/2016
				9,000	(13)	41.6000	1/02/2010
				21,000	(13)	34.5800	6/28/2010

(1)	On an award-by-award basis, the number of Common Shares underlying unexercised options that are exercisable and that are not reported in Column 3—“Number of Securities Underlying Unexercised Unearned Options.”

(2)	On an award-by-award basis, the number of Common Shares underlying unexercised options that are unexercisable and that are not reported in Column 3—“Number of Securities Underlying Unexercised Unearned Options.” In connection with the transactions contemplated by the Merger Agreement, all of these outstanding unvested equity awards will be accelerated and cashed out. The vesting schedules of the outstanding unvested equity awards are listed below:

(a)	Represents the outstanding unvested portion of the original option granted on January 17, 2001. The remaining unvested portion of the original award vests in increments of 938 Common Shares and 937 Common Shares on January 17, 2008 and January 17, 2009, respectively.

(b)	Represents the outstanding unvested portion of the original option granted on July 6, 2001. The remaining unvested 3/4 of the original award vests in 1/4 increments annually with the next segment vesting on July 6, 2007.

(c)	Represents the outstanding unvested portion of the original option granted on July 10, 2003. The remaining unvested 5/8 of the original award vests in 1/8 increments annually with the next segment vesting on July 10, 2007.

(d)	Represents the outstanding unvested portion of the original option granted on June 29, 2004. The remaining unvested 6/8 of the original award vests in 1/8 increments annually with the next segment vesting on June 29, 2007.

(e)	Represents the outstanding unvested portion of the original option granted on January 2, 2006. The remaining unvested 7/8 of the original award vests in 1/8 increments annually with the next segment vesting on January 2, 2008.

(f)	Represents the outstanding unvested portion of the original option granted on October 9, 2006. The original award is unvested in full and vests in 1/8 increments annually beginning on October 9, 2007.

(3)	On an award-by-award basis, the total number of Common Shares underlying unexercised options awarded under any equity incentive plan that have not been earned.

(4)	The exercise price for each option, as it was recorded in the stock option award at the time of grant, is reported in Columns 1 and 2—“Number of Securities Underlying Unexercised Options” and Column 3—“Number of Securities Underlying Unexercised Unearned Options.”

(5)	Represents the final expiration date for each option award reported in Columns 1 and 2—“Number of Securities Underlying Unexercised Options” and Column 3—“Number of Securities Underlying Unexercised Unearned Options.” However, the option awards reported in Columns 1 and 2 generally vest in equal installments over an eight year period. Once vested, each vested option must be exercised within two years. For information on the vesting schedule of unvested portions of outstanding option awards, see sub-footnotes (a)–(f) of footnote (2) above.

(6)	For further information on equity awards that may be awarded to Mr. Binder pursuant to his employment agreement, refer to footnote (2) to the Grant of Plan-Based Awards Table above and “—Employment Agreements and Potential Post–Termination Payments—Employment Agreement with Jeffrey R. Binder” below.

(7)	Pursuant to the terms of severance and consulting agreements dated March 30, 2007 between Biomet and Messrs. Hartman and Hann, respectively, Messrs. Hann and Hartman have agreed that, with respect to misdated or mispriced stock option awards granted to Messrs. Hartman or Hann which have vested but not yet been exercised, the exercise price of such unexercised stock option awards will be increased to the fair market value of Biomet’s Common Shares on the measurement date applicable to such award. Furthermore, Messrs. Hartman and Hann have agreed that, with respect to misdated or mispriced stock option awards which had previously been exercised, Messrs. Hartman and Hann would at a future date remit to Biomet an amount equal to the excess, if any, of the fair market value of Biomet’s Common Shares on the measurement date for such award over the exercise price of such award. Lastly, except for the option to purchase 75,000 Common Shares granted to Mr. Hann in March 2006 (of the unvested option to purchase 175,000 Common Shares awarded to Mr. Hann in March 2006) which immediately vested in connection with Mr. Hann’s severance and consulting agreement, Messrs. Hartman and Hann have each agreed to immediately terminate and forfeit any unvested stock option awards and that no options would be accelerated as a result of their retirement. As a result, on March 30, 2007, Messrs. Hann and Hartman agreed to immediately terminate and forfeit unvested options to purchase approximately 164,000 and 89,000 Common Shares respectively, awards which otherwise would have been reflected in the table above.

(8)

The option to purchase 75,000 Common Shares has vested and is discussed further in footnote (7) immediately above; however, pursuant to the consulting and retirement agreement between Biomet and Mr. Hann dated March 30, 2007, the proceeds from this option will be held by Biomet and will be distributable to Mr. Hann upon completion of the consulting arrangement provided that Biomet has not otherwise terminated the consulting arrangement. As a result, this option award appears in Column 3. For information on the retirement and consulting agreement, refer to “—Employment Agreements and Potential Post-Termination Payments—Consulting Arrangements with Gregory D. Hartman and Daniel P. Hann” below.

(9)	For further information on equity awards that may be awarded to Mr. Richardson pursuant to his offer letter, refer to footnote (3) to the Grant of Plan-Based Awards Table above and “—Employment Agreements and “—Employment Agreements and Potential Post–Termination Payments—Offer Letter to J. Pat Richardson.”

(10)	Pursuant to the terms of the separation and retirement agreements between Biomet and Messrs. England and Niemier dated May 31, 2007 and June 6, 2007, respectively, Messrs. England and Niemier have agreed that, with respect to misdated or mispriced stock option awards granted to them, which have vested, but not yet been exercised, the exercise price of such unexercised stock option awards will be increased to the fair market value of Biomet’s Common Shares on the measurement date applicable to such award. Furthermore, Messrs. England and Niemier have agreed that, with respect to misdated or mispriced stock option awards which had previously been exercised, Messrs. England and Niemier would, at a future date, remit to Biomet an amount equal to the excess, if any, of the fair market value of Biomet’s Common Shares on the measurement date for such award over the exercise price of such award. Messrs. England and Niemier will also receive accelerated vesting of certain previously unvested equity awards and all vested, unexercised equity awards will be exercisable in accordance with the terms of each award until the earliest of (1) the award’s expiration date, (2) the fifth anniversary of the separation date or (3) the date that the award is cashed out in a change in control event.

(11)	Represents conditional performance stock option awards that were granted to Mr. England during the 2005 and 2006 fiscal years. As of May 31, 2007, these awards remained unearned and unexercisable. However, pursuant to the terms of the separation and retirement agreement between Biomet and Mr. England dated May 31, 2007, these conditional performance stock option awards have accelerated and, therefore, as of the date of this Information Statement, these conditional performance stock option awards are exercisable. The acceleration of these conditional performance stock option awards resulted in Mr. England earning the target amount specified in the conditional performance stock option awards.

(12)	Represents conditional performance stock option awards that were granted to Mr. Niemier during the 2005 and 2006 fiscal years. As of May 31, 2007, these awards remained unearned and unexercisable. However, pursuant to the terms of the separation and retirement agreement between Biomet and Mr. Niemier dated June 6, 2007, these conditional performance stock option awards have accelerated and, therefore, as of the date of this Information Statement, these conditional performance stock option awards are exercisable. The acceleration of these conditional performance stock option awards resulted in Mr. Niemier earning the target amount specified in the conditional performance stock option awards.

(13)	Represents conditional performance stock option awards that were granted to Mr. Van Broeck during the 2005 and 2006 fiscal years. As of May 31, 2007, these awards remained unearned and unexercisable. The amount shown in the table assumes that Mr. Van Broeck earns the target amount specified in the conditional performance stock option awards.

Option Exercises and Stock Vested Table

The following table shows the equity awards that were exercised by Biomet’s NEOs during the 2007 fiscal year.

	Option Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)(2)
Jeffrey R. Binder
	—	—
Daniel P. Hann
January 12, 2007	938	19,573
J. Pat Richardson
	—	—
Gregory D. Hartman
June 28, 2006	1,250	3,275
June 28, 2006	4,500	91,625
January 12, 2007	938	19,573
Garry L. England
January 12, 2007	938	19,573
Charles E. Niemier
July 7, 2006	1,250	3,175
September 26, 2006	4,500	97,025
January 12, 2007	938	19,573
Roger Van Broeck
August 31, 2006	937	11,128
August 31, 2006	579	2,218
August 31, 2006	1,250	4,788
August 31, 2006	3,750	13,563

(1)	Value realized is calculated on the basis of the difference between the exercise price and the closing price of Biomet’s Common Shares as reported on the NASDAQ Global Select Market on the date of exercise, multiplied by the number of Common Shares underlying the options exercised. This value is irrespective of whether the NEO sold the Common Shares upon exercise or continued to hold the Common Shares.

(2)	The value realized upon the exercise of stock option awards for Messrs. Hann, Hartman, England and Niemier may not represent the actual benefit these individuals ultimately receive from the option awards as a result of agreements between Biomet and these individuals. Pursuant to these agreements, Messrs. Hann, Hartman, England and Niemier agreed to remit to Biomet, an amount equal to the excess, if any, of the fair market value of Biomet’s Common Shares on the measurement date for such award over the exercise price of such award with respect to misdated or mispriced stock option awards which had previously been exercised. For further information about the agreements between Biomet and Messrs. Hann, Hartman, England and Niemier, refer to footnotes (7) and (10) to the Outstanding Equity Awards at Fiscal Year-End Table above and “—Employment Agreements and Potential Post-Termination Payments” below.

Retirement And Non-Qualified Defined Contribution And Deferred Compensation Plans

Pension Plans

Biomet does not sponsor or maintain any pension plans applicable to its U.S.-based NEOs. Of Biomet’s NEOs, only Mr. Van Broeck, who is based in the Netherlands, is a participant in a foreign pension plan sponsored by Biomet Europe. Biomet Europe provides all employees based in Europe, whether salaried or hourly, with the opportunity to build up benefits under pension plans as part of Biomet Europe’s standard conditions for working in the Netherlands in order to provide a level of retirement benefits competitive with European market conditions. Biomet Europe provides employees with pension benefits beginning after the completion of twelve consecutive months of employment with Biomet Europe. Once this minimum condition is met, however, the employee is credited with accrued time of service for the first twelve months of employment.

Under the foreign pension plan applicable to Mr. Van Broeck, the basic contribution is a fixed premium to which he contributes 7% of his annual base salary and Biomet Europe contributes the remainder. Bonus is not included for the purposes of pension calculations or contributions. Certain employees are affected by a maximum pensionable salary condition, which imposes a cap on the amount of salary used for calculations that affect certain amounts, such as premiums and benefits. The benefits provided under this foreign pension plan are based on the following formula:

“years of service” x 1.75% x “final salary”

Under this foreign pension plan, “years of service” is calculated on a monthly basis from the date corresponding to the date that the employee first signed a contract with the plan provider providing the underlying coverage, which is meant to correspond to the first day of the employee’s employment at Biomet Europe. The maximum number of years of credited service is 40 years. Biomet Europe does not allow additional years of service credits to be granted to employees under this plan. For the purpose of the benefits formula, the calculation presumes the employee accrues 40 years of credited service and then the value is adjusted downward, if necessary.

In addition, under this foreign pension plan, “final salary” is calculated as the average of the employee’s base salary over the last five calendar years subject to the maximum pensionable salary of 175,000 Euros.

Benefits under the plan are provided to the employee in a lump sum following retirement, unless the employee elects to purchase an annuity, which in operation provides a monthly retirement allowance. The benefits are payable only at normal retirement age and the plan contains no provisions allowing early retirement that would not result in a reduction in benefits. Normal retirement age under the plan is age 65.

The benefits provided by this foreign pension plan provide a guaranteed payout, which is intended to be based on the targeted annual payout of an annuity purchased at the time of retirement. Mr. Van Broeck joined this plan in 1998, which provides for him to receive a guaranteed payout in the amount of 609,094 Euros on September 1, 2013.

Pension Benefits Table

The following table describes the estimated actuarial present value of accrued pension benefits through the end of Biomet’s 2007 fiscal year for each of the NEOs listed in the table. The calculation of actuarial present value is generally consistent with the methodology and assumptions outlined in Biomet’s audited financial statements, except that the calculation does not assume an average salary increase of 3.0%, a discount rate of 4.9% or an inflation rate of 2% because Mr. Van Broeck’s salary is frozen for the purposes of the pension plan and because the payout amount is guaranteed. In addition, the calculation presumes an implied rate of return on the plan assets during the 2007 fiscal year of 4.0%. The expected rate of return on the plan assets is 4.9%, as assumed in conjunction with the preparation of Biomet’s audited financial statements. The actuarial present value of benefits is calculated in accordance with the following assumptions: (1) assumed retirement age: 65; (2) no pre-retirement decrements; and (3) assumed form of payment: lump sum. The actuarial increase during Biomet’s 2007 fiscal year of the projected retirement benefits can be found in the Summary Compensation Table under the “Change in Pension Value and Non-Qualified Deferred Compensation Earnings” heading (for Mr. Van Broeck, the amount reported under that heading represents actuarial increases in Mr. Van Broeck’s plan).

Name	Plan Name (1)	Number of Years of Credited Service (#)(2)	Present Value of Accumulated Benefit ($)(3)	Payment During Last Fiscal Year($)(4)
Jeffrey R. Binder	—	—	—	—
Daniel P. Hann	—	—	—	—
J. Pat Richardson	—	—	—	—
Gregory D. Hartman	—	—	—	—
Garry L. England	—	—	—	—
Charles E. Niemier	—	—	—	—
Roger Van Broeck	Biomet Europe Pension Plan*	9	504,329	38,811

*	The English translation of the plan’s proper name, Biomet Europe Pensioenplan

(1)	Mr. Van Broeck participates in the Biomet Europe Pension Plan, which is sponsored by Biomet Europe.

(2)	Mr. Van Broeck’s nine years of accrued service under the Biomet Europe Pension Plan, started in 1998 with BioMer C.V., which was a joint venture between Biomet, Inc. and Merck KGaA, and then later with Biomet Europe, the successor company to BioMer C.V. Prior to 1998, Mr. Van Broeck was with Biomet in different positions in different countries for which he did not carry over any build up of pension benefits to his current pension plan.

(3)	For Mr. Van Broeck, represents the actuarial present value of the accumulated benefit under the Biomet Europe Pensioenplan, which was computed as of April 30, 2007, which is the same pension plan measurement date used for financial statement reporting purposes with respect to Biomet’s audited financial statements for the fiscal year ended May 31, 2007. For the purposes of the Pension Benefits Table above, to calculate the actuarial present value of Mr. Van Broeck’s accumulated benefit in U.S. dollars, Biomet used a currency conversion rate of 1 Euro to $1.3447, which represents the currency exchange rate from Euros to U.S. dollars on June 1, 2007 as published in The Wall Street Journal.

(4)	For Mr. Van Broeck, represents the annual premium contributed to the Biomet Europe Pension Plan after Mr. Van Broeck’s contribution of 7% of his annual base salary.

Non-Qualified Deferred Compensation

The Deferred Compensation Plan is a non-qualified deferred compensation plan, which is available for members of Biomet’s senior management and members of the Board. The Plan allows eligible participants to defer pre-tax compensation to reduce current tax liability and assist those team members in their plan for retirement and other long-term savings goals in a tax-effective manner. Under the Plan, eligible participants may defer up to 100% of their base salary and bonus payments, as well as Board fees for non-employee Directors, as applicable. Biomet does not make any contributions to the Plan. For further information on the Deferred Compensation Plan, refer to “—Compensation Discussion and Analysis—The Elements of Biomet’s Compensation Program—Retirement Plans.”

During the 2007 fiscal year, only Messrs. Hann and England participated in the Deferred Compensation Plan. Biomet does not pay above-market or preferential earnings on non-qualified deferred compensation.

Name	Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)(2)	Aggregate Earnings in Last FY ($)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)(4)
Jeffrey R. Binder	—	—	—	—	—
Daniel P. Hann	116,052	—	36,926	—	289,303
J. Pat Richardson	—	—	—	—	—
Gregory D. Hartman	—	—	—	—	—
Garry L. England	81,175	—	52,072	—	344,646
Charles E. Niemier	—	—	—	—	—
Roger Van Broeck	—	—	—	—	—

(1)	The amounts shown in this column are reported in amounts included in the Summary Compensation Table under the Base Salary heading.

(2)	Biomet does not make any contributions to the Deferred Compensation Plan.

(3)	The amounts shown in this column are not reported in the Summary Compensation Table because Biomet does not pay above-market or preferential earnings on deferred compensation.

(4)	The amounts shown in this column primarily represent amounts consisting of: (a) contributions by Messrs. Hann and England from prior fiscal years of each’s own compensation and (b) any at-market and non-preferential earnings on the accumulated balance.

Employment Agreements and Potential Post-Termination Payments

Biomet historically did not provide NEOs with employment agreements, with the exception of unique circumstances or if such agreements were customary in foreign countries. Of the current NEOs, Biomet has an employment agreement with Mr. Binder and has provided an offer letter to Mr. Richardson. In addition, Biomet has entered into Retirement and Consulting Agreements with Messrs. Hartman and Hann and Separation and Retirement Agreements with Messrs. Niemier and England.

Furthermore, on September 20, 2006, Biomet entered into change in control agreements with certain of its then current executive officers. With respect to certain of Biomet’s NEOs, namely Messrs. Hann, Hartman, England and Niemier, these change in control agreements were subsequently superceded or modified respectively in connection with such NEO’s retirement, as described in more detail below. In addition, in connection with the employment agreement between Biomet and Mr. Binder and the offer letter provided to Mr. Richardson, Biomet subsequently entered into change in control agreements with Messrs. Binder and Richardson.

In addition, on September 21, 2006, Biomet adopted the Biomet, Inc. Executive Severance Pay Plan, which provides each participating Biomet executive with severance benefits in the event of certain terminations of the executive’s employment. The following narrative describes the terms of these various agreements and the Severance Plan.

Employment Agreement with Jeffrey R. Binder

On February 26, 2007, Biomet entered into an employment agreement with Mr. Binder to become President and Chief Executive Officer of Biomet. Pursuant to the terms of the agreement between Biomet and Mr. Binder, the agreement has an initial three-year term that provides for automatic twelve-month extensions, beginning on January 1, 2010, unless either Biomet or Mr. Binder gives prior notice of termination. Mr. Binder will receive a base salary at a rate no less than $650,000 per year, which shall be adjusted at the discretion of Biomet. Mr. Binder will also have the opportunity to earn an annual cash bonus in an amount no less than 100% of his base salary for on-target performance with the possibility of exceeding 100% for high achievement.

If Mr. Binder is required to pay his former employer in connection with the termination of his employment, Biomet will reimburse him for the amount of such payment up to $1,320,000. Mr. Binder is required to pay such amount to Biomet if, prior to February 26, 2009, Mr. Binder terminates his employment other than for “good reason”, which generally includes any demotion, assignment of duties inconsistent with his position or a reduction in base salary or Biomet terminates his employment for “cause”, which generally includes failure to substantially perform his duties, conviction of a crime involving dishonesty or unappealable regulatory sanction related to his employment, material violation of a material written Biomet policy, material breach of the employment agreement, failure to cooperate with reasonable Biomet or governmental investigation or inquiries or willfully acting to injure Biomet. For further information, please refer to Mr. Binder’s agreement, previously filed with the SEC. This repayment obligation lapses with respect to 25% of the $1,320,000 for each six month period of employment after the date of the agreement. In addition, pursuant to the employment agreement between Biomet and Mr. Binder, in connection with the relocation arrangement provided for in the employment agreement, Biomet agreed to purchase Mr. Binder’s prior residence in Illinois at its then prevailing value, to be determined by an appraiser mutually agreeable to both parties, up to $2,199,000. Furthermore, Biomet agreed to reimburse Mr. Binder for certain capital gains taxes, if any, incurred as a result of the sale of Mr. Binder’s prior residence. As a result of the independent appraisal, Biomet purchased Mr. Binder’s prior residence for less than the maximum amount and Mr. Binder has not recognized any gain on the sale of his prior residence.

As a result of Mr. Binder’s spending weekends at his home in Austin, Texas, Biomet has agreed to arrange at its expense for Mr. Binder to fly (using commercial and corporate aircraft) once per week to and from his Texas home and Biomet’s headquarters. Biomet will not “gross up” Mr. Binder for taxes incurred in connection with this benefit and Biomet’s incremental costs associated with extending this benefit. However, if Mr. Binder uses a commercial flight and the income imputed in connection with the flights is greater than the amount imputed if Mr. Binder had used a Biomet aircraft, Biomet will provide a “gross up” to Mr. Binder for taxes on the incremental income associated with the commercial flight. Biomet’s incremental costs associated with extending these benefits for Mr. Binder are capped at $500,000 in any twelve-month period.

If the Merger Agreement is terminated, Mr. Binder will be granted an equity award after such termination and annually thereafter (if still employed) commencing after May 31, 2008, each with a nominal value of no less than $3,500,000 on the date of each grant. Each award would vest in five equal installments on the first five anniversaries of the grant date. Biomet’s Compensation and Stock Option Committee will have the discretion as to the form of this benefit, expected to be 50% in stock options and 50% in restricted stock or restricted stock units. Biomet’s Compensation and Stock Option Committee will also have the discretion to grant up to four-sevenths of each annual equity award in the form of restricted stock or restricted stock units the vesting of which will be contingent on the achievement of performance goals mutually agreed upon by the Compensation and Stock Option Committee and Mr. Binder. If the transaction contemplated by the Merger Agreement is consummated, Mr. Binder will not receive this benefit; although it is expected that Mr. Binder will receive an equity award following the consummation of the transaction contemplated by the Merger Agreement (although such award is still subject to negotiation and discussion).

The agreement provides that Mr. Binder could be entitled to certain severance benefits following termination of employment. If he is terminated by Biomet for any reason other than for cause or disability, or if Mr. Binder terminates his employment for good reason, he would be entitled to the following:

•

An amount equal to (a) 1.5 times his base salary in effect at the date of termination (the “Base Component”), plus (b) 1.5 times the average of (x) the annual incentive bonus earned by Mr. Binder for the prior year and (y) the annual incentive bonus

Mr. Binder would have received for the current year if his employment had not been terminated, based on Biomet’s performance to the date of termination extrapolated through the end of the current year (the “Bonus Component”, and together with the “Base Component”, the “Severance Benefit”). The total amount of the Severance Benefit will be paid in equal, ratable installments in accordance with Biomet’s regular payroll policies over the course of the 18 month non-compete period provided for in the agreement. If Mr. Binder becomes employed by another employer during that period, the Bonus Component will cease and the Severance Benefit will be limited to the Base Component;

•

If Mr. Binder is eligible for and elects continuation coverage pursuant to COBRA, Biomet will pay the premiums for such coverage (or reimburse Mr. Binder for such premiums) during the 18 month period during which, under the employment agreement, Mr. Binder agrees not to engage in certain activities in competition with Biomet;

•	Continued payment of Mr. Binder’s company-provided car allowance, if any, for a period of 12 months from the termination date;

•

All outstanding options granted to Mr. Binder by Biomet (including the annual equity awards described above) on any Common Shares, that would have vested in the ordinary course within 12 months after the termination date if his employment had not been terminated will become immediately vested and exercisable (to the extent not yet vested and exercisable) as of the termination date and all vested options shall remain exercisable until the earlier of (x) the expiration of their original term or (y) 18 months from the date of termination. As of June 1, 2007 Mr. Binder had no outstanding options. To the extent not otherwise provided under the written agreement, if any, evidencing the grant of any restricted Common Shares to Mr. Binder, all such outstanding Common Shares that have been granted to Mr. Binder subject to restrictions that would have lapsed in the ordinary course within 12 months after the termination date if his employment had not been terminated will vest automatically upon the termination date, and Mr. Binder will become the owner of such Common Shares free and clear of all such restrictions. As of June 1, 2007 Mr. Binder had no restricted Common Shares. Biomet shall pay Mr. Binder an additional $1,000,000 in a cash lump sum if, and only if, a termination described above occurs prior to grant by Biomet to Mr. Binder of his first annual equity award and prior to the consummation of the transaction contemplated by the Merger Agreement. Such payment, if any, shall be made upon the termination of Mr. Binder’s employment.

Mr. Binder will not be eligible to receive the above severance benefits at a time he would also be entitled to benefits under the change in control agreement described below if his employment were terminated by Biomet without “cause” or by Mr. Binder for “good reason” (each as defined in the change in control agreement, described below). To receive the severance benefits provided under the agreement, Mr. Binder must sign a general release of claims. The agreement contains customary confidentiality, non-competition and non-solicitation provisions. Mr. Binder’s non-competition period is for 18 months after his termination.

If Mr. Binder is terminated due to Mr. Binder’s death or disability, Mr. Binder is entitled to receive the following:

•	His base salary in effect through date of termination;

•

A pro-rated portion (based on the percentage of Biomet’s fiscal year preceding the date of termination) of the average of (x) the annual incentive bonus earned by Mr. Binder for the prior year and (y) the annual incentive bonus Mr. Binder would have received in the current year if his employment had not been terminated, based on the Company’s performance to the date of termination extrapolated through the end of the current year; and

•	Biomet shall pay to Mr. Binder, or his estate, as applicable, as they come due, any “Accrued Benefits” (as defined in the agreement).

If Mr. Binder is terminated with “cause” or without “good reason” (each as defined in the agreement) Biomet will pay Mr. Binder the base salary in effect through the termination date and any “Accrued Benefits” (as defined in the agreement) when due.

Offer Letter to J. Pat Richardson

On March 30, 2007, Biomet announced the appointment of J. Pat Richardson as Corporate Vice President – Finance and Interim Chief Financial Officer and Treasurer effective April 11, 2007. Pursuant to an offer of employment between Biomet and Mr. Richardson, Mr. Richardson receives, among other benefits, a base salary of $250,000 per year, an opportunity to earn an annual bonus of 60% of base salary for on-target performance, a car allowance, and other customary benefits. In addition, subject to compliance with applicable state and federal securities laws, and subject to closing of the Merger Agreement, Mr. Richardson will be granted an equity interest in Biomet or one of its affiliates pursuant to an equity incentive plan commensurate with his position at Biomet (although such award is still subject to negotiation and discussion). In the event that the Merger Agreement is terminated, Mr. Richardson will be entitled to equity awards issued by the Compensation and Stock Option Committee that are commensurate with his position at Biomet. The option will be subject to the terms and conditions applicable to options granted under the 2006 Plan, as described in the 2006 Plan and the applicable stock option award. The exercise price per Common Share will be equal to the fair market value per Common Share on the date the option is granted. Further, if Mr. Richardson is terminated for any reason within the first three years of employment, he is required to repay Biomet his relocation costs. This repayment obligation lapses with respect to 33% of this relocation cost for each year of employment after the date of the agreement.

Change-in-Control Agreements

On September 20, 2006, Biomet entered into change in control agreements with its then current executive officers, including Messrs. England, Hann, Hartman, Niemier and Van Broeck. The

agreements were intended to provide for continuity of management in the context of a prospective change in control of Biomet, which is generally defined as a change in the majority of the Board, not including any new Board member approved by the majority of the Board, any person becoming the beneficial owner of 20% or more of the outstanding shares of Biomet, any reorganization, merger, sale of all or substantially all of Biomet’s assets or similar corporate transaction or approval by the shareholders of a complete liquidation of Biomet. For additional information, see the change in control agreements previously filed with the SEC. Upon a change in control, including as may occur in connection with the transactions contemplated by the Merger Agreement, the agreements remain in effect for a period of at least 24 months beyond the month of such change in control. Each agreement provides that during the 24-month period following a change in control, Biomet agrees to continue to employ the executive and the executive agrees to remain in the employ of Biomet. In connection with the retirement of Messrs. Hann and Hartman on March 30, 2007, Messrs. Hann and Hartman entered into severance and consulting agreements with Biomet which supercede the earlier September 20, 2006 change in control agreements. For further information, refer to “—Consulting Arrangements with Gregory D. Hartman and Daniel P. Hann” below. In connection with the separation and retirement agreements of Messrs. Niemier and England dated June 6, 2007 and May 31, 2007, respectively, their respective change in control agreements were modified. For further information, refer to “—Retirement of Garry L. England and Charles E. Niemier” below.

In connection with the execution of the employment agreement with Mr. Binder and Mr. Richardson’s offer letter, Biomet entered into change in control agreements with Messrs. Binder and Richardson. The agreements are intended to provide for continuity of management of Biomet in the event of a change in control other than the proposed Merger Agreement and related transactions with LVB and Purchaser, which are exempted from the agreements. The terms of the agreements are substantially the same as the terms of the agreements entered into on September 20, 2006, which are described above except that the change in control agreements with Messrs. Binder and Richardson automatically terminate and are cancelled immediately prior to the closing of the transactions contemplated by the Merger Agreement.

Under the change in control agreements, if, following a change in control, certain executives die or are terminated by Biomet for any reason other than for “cause”, which is generally defined as willful failure to substantially perform the executive’s duties, willfully engaging in conduct injurious to Biomet or conviction of a felony, or disability, or by the executives for “good reason”, generally defined as any demotion, assignment of duties inconsistent with their title, relocation, any failure to pay or provide benefits to the executive (for more information, please see the agreements on file with the SEC) the executives would be entitled to: (1) a lump sum severance payment equal to two times (or, in the case of Mr. Binder, three times and Mr. Richardson, one times) the sum of the executive’s annual base salary, target bonus (or, in certain circumstances, the executive’s annual bonus earned during a specified time period), annual Biomet contributions to all qualified retirement plans on behalf of the executive and the executive’s total annual car allowance; (2) the executive would receive a payout of his unpaid annual base salary, the higher of the executive’s target bonus for the fiscal year in which termination occurs or the actual bonus paid to the executive for the fiscal year preceding termination and other accrued compensation and benefits through the end of the fiscal year containing the termination date; (3) Biomet would pay the executive a lump sum cash stipend equal to 24 times (or, in the case of Mr. Richardson, 18 times) the monthly premium then charged for family coverage under Biomet’s medical and dental plans and (4) the executive would receive life insurance and long-term disability benefits, or the cash equivalent if not available, substantially similar to those that the executive is receiving immediately prior to the notice of termination for a 24-month period (or, in the case of Mr. Richardson, a 12-month period) after the date of termination.

Further, all outstanding stock options granted to the executive would become immediately vested and exercisable and all restrictions on restricted stock awards would lapse, unless otherwise provided for under the option award. The change in control agreements also provide for the reimbursement of outplacement services for a period of 12 months after termination occurs, but not in excess of $25,000.

In the event an “anticipatory termination” (as defined in the agreements) occurs, the executive would receive the sale benefits as they would in a termination without “cause” (as defined in the agreements) and all options or other stock awards terminated as a result of their anticipatory termination that were forfeited or would have vested had the termination originally been deemed a termination without cause shall be reinstated or the executive will be paid the fair value of such awards in cash. The executive is also entitled to receive $25,000 in liquidated damages.

In the event that any payments made to the executives in connection with a change in control and termination of employment would be subject to excise taxes under the Internal Revenue Code, Biomet will “gross up” the executive’s compensation to offset certain of such excise taxes.

Severance benefits, other than the life insurance and long-term disability benefits, are generally not subject to mitigation or reduction. To receive the severance benefits provided under the agreements, the executive must sign a general release of claims. In connection with the execution of the agreements, each executive executed a customary confidentiality, non-competition and non-solicitation agreement with Biomet.

Severance Pay Plan

On September 21, 2006, Biomet adopted the Biomet, Inc. Executive Severance Pay Plan for the executives party to the change in control agreements described above. The Severance Plan provides each participating Biomet executive with severance benefits in the event of a termination of the executive’s employment unrelated to the executive’s (1) performance of his employment duties or (2) commission of an act or acts outside of the scope of his employment duties that would constitute the basis of a termination for cause under his agreement.

Severance benefits under the Severance Plan generally consist of the following: (1) payment of a pro-rata target bonus (based on the elapsed portion of the year of termination) in a lump sum; (2) continued payment of base salary for 52 weeks plus one week per full year of service at Biomet, up to a maximum of 78 weeks following the termination date; (3) immediate vesting of all of the executive’s outstanding equity awards (stock options and restricted stock); (4) at Biomet’s expense, continuation of coverage under Biomet health insurance plans pursuant to COBRA for a period not to exceed eighteen months from the termination date; and (5) continuation of any Biomet-provided car allowance for a period of twelve months from the termination date.

As a condition to receiving severance benefits under the Severance Plan, the executive must execute a waiver and release of claims in favor of Biomet and enter into to a customary confidentiality, non-competition and non-solicitation agreement with Biomet. Severance benefits under the Severance Plan are generally intended to be the sole source of severance benefits payable upon a termination of the executive’s employment and are generally not subject to mitigation or reduction. Biomet may amend or terminate the Severance Plan at any time. In the event the executive is entitled to benefits under the change in control agreement as a result of a termination of employment, such executive is not entitled to receive benefits under the Severance Plan.

Management Arrangements

LVB has informed Biomet that it currently intends to retain members of Biomet’s management team following the Offer and Merger. LVB has also informed Biomet that it may offer current and former members of management the opportunity to convert all or a portion of their current equity interests in Biomet into, or otherwise invest on terms that are no more favorable than the other investors in, equity in LVB (and/or a subsidiary thereof). Further, LVB has informed Biomet that it intends to establish equity-based incentive compensation plans for management of the surviving corporation, a portion of which is likely to be allocated to Biomet’s executive officers. The size of such equity-based incentive compensation plans has not yet been determined and no awards have yet been made or promised to Biomet’s current executive officers. It is anticipated that equity awards granted under these incentive compensation plans would generally vest over a number of years of continued employment and would entitle management to share in the future appreciation of the surviving corporation.

Although certain members of Biomet’s current management team may enter into new arrangements with LVB or its affiliates regarding employment (and severance arrangements) with, and the right to purchase or participate in the equity of, LVB (and/or a subsidiary thereof), there can be no assurance that any parties will reach an agreement. These matters are subject to negotiation and discussion and no terms or conditions have been finalized. Any new arrangements are currently expected to be entered into at or prior to the completion of the Merger and would not become effective until the time the Merger is completed.

Although no arrangement has been made as of the date of this Information Statement, LVB has informed Biomet that it expects to offer Mr. Binder, Biomet’s President and Chief Executive Officer, the opportunity to serve on the boards of directors of LVB and the surviving corporation following the purchase of Common Shares in the Offer, which boards of directors are expected to include at least eleven other members prior to completion of the Merger.

Although LVB has not indicated whether it plans to terminate any of Biomet’s executive officers, the following table shows the amount of potential cash payable (both accrued obligations and severance) to Biomet’s executive officers as of June 1, 2007, pursuant to the change in control agreements, based on an assumed termination date of June 1, 2007. The table also shows the cost to Biomet of continuing coverage and other benefits under Biomet’s group health, dental, disability and life insurance plans and the estimated tax “gross up” payments to each such officer. Although the calculations are intended to provide reasonable estimates of the potential benefits, they are based on numerous assumptions and do not represent the actual amount an executive would receive if an eligible termination event were to occur.

Potential Payments Upon Certain Terminations

This table shows the potential compensation that Biomet would have to pay to certain named executive officers upon a termination following a termination without “cause” or with “good reason” (as defined in the applicable agreements) related or unrelated to a change in control, death or disability related or unrelated to a change in control, an “anticipatory termination” (as defined in the applicable agreements) in connection with a change in control or termination with “cause” or without “good reason” (as defined in the applicable agreements). The table excludes certain amounts payable pursuant to plans that are available generally to all salaried employees. In the event of the death or disability of one of the NEOs listed in the following table, the deceased or disabled NEO, or his designated beneficiaries, would receive a payment pursuant to the terms of Biomet-funded life or disability plans, respectively. The amounts shown assume that termination of employment was effective June 1, 2007. The amounts shown are only estimates of the amounts that would be payable to the executives upon termination of employment and do not reflect tax positions we may take or the accounting treatment of such payments. Actual amounts to be paid can only be determined at the time of separation. Although the calculations are intended to provide reasonable estimates of the potential benefits, they are based on numerous assumptions and do not represent the actual amount an executive would receive if an eligible termination event were to occur.

	Termination in Connection with a Change in Control(1)								Termination in Absence of a Change in Control
Name of Executive Officer(2)(3)	Termination without Cause or with Good Reason		Anticipatory Termination		Disability		Death(7)		Termination without Cause or with Good Reason		Termination with Cause or without Good Reason		Disability		Death
Jeffrey R. Binder
Estimated Value of Accrued Obligations	$5,437,800	(4)	$5,462,800	(5)	$1,327,425	(6)	$5,412,800	(4)	$2,125,075	(8)	$164,281	(9)	$165,394	(10)	$165,394	(10)
Estimated Value of Options & Awards Payments	1,000,000	(11)	—		—		1,000,000	(11)	1,000,000	(11)	—		—		—
Estimated Value of Benefits(12)	16,202		16,202		623,418		16,202		12,013		—		623,201		—

Total	6,454,002		5,479,002		1,950,843		6,429,002		3,137,088		164,281		788,595		165,394

	Termination in Connection with a Change in Control(1)								Termination in Absence of a Change in Control
Name of Executive Officer(2)(3)	Termination without Cause or with Good Reason		Anticipatory Termination		Disability		Death(7)		Termination without Cause or with Good Reason		Termination with Cause or without Good Reason		Disability		Death
J. Pat Richardson
Estimated Value of Accrued Obligations	941,445	(4)	966,445	(5)	483,070	(6)	916,445	(4)	310,853	(13)	35,567	(9)	310,853	(13)	310,853	(13)
Estimated Value of Options & Awards Payments	—		—		—		—		—		—		—		—
Estimated Value of Benefits(12)	16,202		16,202		602,491		16,202		11,736		—		614,010		11,736

Total	957,647		982,647		1,085,561		932,647		322,589		35,567		924,863		322,589

Roger Van Broeck(15)
Estimated Value of Accrued Obligations	2,387,554	(4)	2,412,554	(5)	953,008	(6)	2,362,554	(4)	892,476	(13)	249,295	(9)	892,476	(13)	892,476	(13)
Estimated Value of Options & Awards Payments	814,326	(14)	814,326	(14)	—		814,326	(14)	814,326	(14)	—		814,326	(14)	814,326	(14)
Estimated Value of Benefits(12)	9,757		9,757		742,421		9,757		7,318		—		744,860		7,318

Total	3,211,637		3,236,637		1,695,429		3,186,637		1,714,120		249,295		2,451,662		1,714,120

(1) In	connection with the execution of the employment agreement with Mr. Binder and Mr. Richardson’s offer letter, Biomet entered into change in control agreements with Messrs. Binder and Richardson, however the proposed Merger Agreement and related transactions with LVB and Purchaser are exempted from the agreements.

(2) In	connection with the retirement of Messrs. Hann and Hartman on March 30, 2007, Biomet entered into severance and consulting agreements with them. These severance and consulting agreements supersede the earlier change in control agreements between Biomet and Messrs. Hann and Hartman dated September 20, 2006. For more information concerning these arrangements, refer to “—Consulting Arrangements with Gregory D. Hartman and Daniel P. Hann” immediately below.

(3) On	May 31, 2007 and June 6, 2007, respectively, Biomet entered into separation and retirement agreements with Messrs. England and Niemier. These separation and retirement agreements modify the earlier change in control agreements between Biomet and Messrs. Hann and Hartman dated September 20, 2006. For further information concerning the terms of the separation and retirement agreements between Biomet and Messrs. England and Niemier, refer to “—Retirements of Garry L. England and Charles E. Niemier” below.

(4) Represents

the sum of: (a) the executive’s annual base salary and car allowance from the date of termination through the end of Biomet’s fiscal year in which such termination occurred, (b) the higher of the executive’s target bonus for the fiscal year in which termination occurs or the actual bonus paid to the executive for the fiscal year preceding termination, (c) the amount the executive would have received during the fiscal year in additional employer contributions to Biomet tax-qualified plans (d) any unpaid accrued vacation or other accrued compensation (e) the total car allowance to the executive for the calendar year immediately preceding the year the change in control occurred and

(f) amounts payable for nonqualified deferred compensation plan plus the amount equal to the product of one (for Mr. Richardson), two (for Mr. Van Broeck) or three (for Mr. Binder) times (a) the executive’s annual base salary and car allowance from the date of termination through the end of Biomet’s fiscal year in which such termination occurred, (b) the highest of the executive’s target bonus for the fiscal year in which termination occurs or the highest actual bonus paid to the executive for the fiscal year (for Mr. Richardson), two years (for Mr. Van Broeck) or three years (for Mr. Binder) preceding termination, minus any amounts paid pursuant to any other contractual arrangement with the executive or plan providing coverage to the executive as a result of the termination (c) total contributions (other than salary reduction contributions) made by Biomet on behalf of the executive for the calendar year immediately preceding the year in which the change in control occurs and (d) the total car allowance to the executive for the calendar year immediately preceding the year the change in control occurred paid as a lump sum. It also includes the maximum $25,000 payable by Biomet for outsourcing services to the executive and, for Mr. Van Broeck only, the amount of payments to the pension plan in which Mr. Van Broeck participates by Biomet.

(5)	Represents the same payments as are due as described in footnote 4 of this table, with the addition of a $25,000 liquidated damages payment.

(6)	Represents the sum of: (a) the executive’s annual base salary and car allowance from the date of termination through the end of Biomet’s fiscal year in which such termination occurred, (b) the higher of the executive’s target bonus for the fiscal year in which termination occurs or the actual bonus paid to the executive for the fiscal year preceding termination, (c) the amount the executive would have received during the fiscal year in additional employer contributions to Biomet tax-qualified plans (d) any unpaid accrued vacation or other accrued compensation and (e) the total car allowance to the executive through the end of the calendar year in which the change of control occurred paid in a lump sum. For Mr. Van Broeck only, this amount also includes the amount of payments to the pension plan in which Mr. Van Broeck participates. For a further description of this plan see “Executive Compensation—Compensation Discussion and Analysis” above.

(7)	If the executive’s death occurs before a “change in control” (as defined in the agreements) occurs, then there are no payments under the change in control agreements. If the executive’s death occurs after the “change in control” (as defined in the Agreements) occurs and within the term of the change in control agreements the executive receives what they would if they were terminated without cause.

(8)	Represents 1.5 times Mr. Binder’s base salary plus 1.5 times the average of the previous year’s bonus and the what current year’s bonus would be based on Biomet’s current performance extrapolated through the end of the fiscal year paid in accordance with Biomet’s regular payroll policies over the course of 18 months, as well as twelve months of Mr. Binder’s applicable car allowance.

(9)	Represents base salary through the termination date and any unpaid accrued benefits, if applicable.

(10)	Represents payments under Mr. Binder’s employment agreement including unpaid base salary through the termination date and a pro-rated portion of the average of the previous year’s bonus and what the current year’s bonus would be based on Biomet’s current performance extrapolated through the end of the fiscal year and any accrued benefits owed to the executive.

(11)	Represents the lump sum payment due Mr. Binder under the terms of his change of control agreement or employment agreement, as applicable.

(12)	Represents the cost to Biomet of continuing coverage and other benefits under Biomet’s group health, dental, disability and life insurance plans, and certain other benefits to each such officer under the terms of the applicable agreements or plans. Such coverage is under the same terms as available to all Biomet salaried employees. The disability amounts include the present value of the benefits payments the executives would receive after their disability under the disability plan discounted at 10%.

(13) Represents	the payments under the Severance Plan for Messrs. Richardson and Van Broeck, assuming the “eligible employee” criteria is met, for salary continuation for a number of weeks equal to 52 plus one week per year of service, up to a maximum of 78 weeks and applicable car allowance for one year, all paid out over the applicable periods in accordance with Biomet’s standard payroll practices; as well as a pro-rated portion of the executive’s target bonus for the year in which the termination occurred.

(14) Represents	the intrinsic value under SFAS 123(R) of unexercised stock option awards as of June 1, 2007 (including unvested options).

(15) For	the purposes of the table above, to calculate Mr. Van Broeck’s amounts Biomet used a currency conversion rate of 1 Euro to $1.3447, which represents the currency exchange rate from Euros to U.S. dollars on June 1, 2007 as published in The Wall Street Journal.

Consulting Arrangements with Gregory D. Hartman and Daniel P. Hann

On March 30, 2007, Gregory D. Hartman retired as Senior Vice President—Finance, Chief Financial Officer and Treasurer, and Daniel P. Hann retired as Executive Vice President of Administration and as a Biomet director. In order to ensure a smooth transition of business operations and financial matters, Messrs. Hartman and Hann agreed to serve as consultants to Biomet pursuant to severance and consulting agreements. These agreements discharged any other severance obligations that Biomet may have had with respect to Messrs. Hartman and Hann, including pursuant to their change of control agreements with Biomet dated September 20, 2006. Pursuant to Mr. Hartman’s agreement, Mr. Hartman will be eligible to receive $29,166 per month during a six month consulting term. In addition, Mr. Hartman will be eligible to receive $325,000 upon completion of the six month consulting term if the transactions contemplated by the Merger Agreement have been consummated at a price not less than $44.00 per Common Share and the consulting arrangement has not otherwise been terminated. Mr. Hartman will also be reimbursed for insurance premiums he incurs as a result of his election to continue his health insurance coverage under COBRA at a cost to Biomet of $3,912. Biomet may terminate the consulting arrangement without any further payments or obligations to Mr. Hartman if the transactions contemplated by the Merger Agreement have been terminated or are consummated at a price less than the price currently set forth in the proposed Merger Agreement as a result of Biomet’s review of historical stock option granting practice; or if Biomet determines that Mr. Hartman has not adequately performed his consulting duties under the contract or has failed to cooperate with the SEC in connection with Biomet’s review of historical stock option granting practices. Mr. Hartman agreed to customary claims releases, waivers, confidentiality and non-compete terms.

Pursuant to Mr. Hann’s agreement, Mr. Hann will be eligible to receive $41,666 per month during a twelve-month consulting term. In addition, Mr. Hann is entitled to receive $133,333 in respect of his bonus for Biomet’s 2007 fiscal year and will be eligible to receive $400,000 upon completion of the twelve-month consulting term if the consulting arrangement has not otherwise been terminated. Mr. Hann will also be reimbursed for insurance premiums he incurs as a result of his election to continue his health insurance coverage under COBRA, at a cost to Biomet of $7,824. Furthermore, 75,000 options granted to Mr. Hann in March 2006 (of the 175,000 unvested options awarded to Mr. Hann in March 2006) were immediately vested in connection with Mr. Hann’s retirement and consulting agreement, the intrinsic value of which, as of June 1, 2007, equaled $720,750. Biomet refers to these accelerated options as the

“CEO Options.” The CEO Options, or the proceeds therefrom, will be held by Biomet and will be distributable to Mr. Hann upon completion of the consulting arrangement provided that Biomet has not otherwise terminated the consulting arrangement. Biomet may terminate the consulting arrangement without any further payments or obligations to Mr. Hann, other than the non-competition payments described below, if the proposed Merger Agreement has been terminated or is consummated at a price less than $44.00 per Common Share as a result of Biomet’s review of historical stock option granting practices; or if Biomet determines that Mr. Hann has not adequately performed his consulting duties under the contract or has failed to cooperate with the SEC in connection with Biomet’s review of historical stock option granting practices.

Lastly, Mr. Hann has agreed not to compete with Biomet during the period beginning on the effective date of his agreement and extending for a period of six months following the expiration or termination of his consulting arrangement. In exchange, Biomet has agreed to make a $50,000 per month payment to Mr. Hann during the six month non-competition period. Mr. Hann also agreed to customary claims releases, waivers, and confidentiality terms.

Retirements of Garry L. England and Charles E. Niemier

Garry L. England retired as Chief Operating Officer—Domestic Operations, effective May 31, 2007. Charles E. Niemier retired as Senior Vice President, Biomet, Inc. and Senior Vice President, Biomet International and Corporate Relations effective June 18, 2007. Mr. Niemier has remained with Biomet as a Class III member of the Board.

Pursuant to the terms of the separation and retirement agreements between Biomet and Messrs. England and Niemier, both Messrs. England and Niemier began receiving payments and benefits under the Severance Plan as of their respective separation dates. Each of Messrs. England and Niemier will receive 100% of their annual bonus for the fiscal year ended May 31, 2007, totaling $349,000 and $400,000, respectively, if the transactions contemplated by the Merger Agreement are consummated. If the Merger Agreement is terminated or the transactions contemplated by the Merger Agreement are not consummated within six months of the date of separation of Mr. England the annual bonus payable will be reduced from 100% to 94% of base salary, totaling $328,060 and Mr. Niemier will receive 100% of his annual bonus. In lieu of his car allowance, Mr. Niemier received full ownership of the car he used under his car allowance, at an approximate value of $12,000. Mr. England will receive his car allowance for 12 months, costing Biomet approximately $12,575. Messrs. England and Niemier are also entitled to receive 78 weeks of salary continuation at their base salaries as of termination, totaling $549,000 and $630,000, respectively. Messrs. England and Niemier are entitled to payment of their health and insurance premiums for 72 weeks, at a cost to Biomet of $15,436 for each. Biomet also agreed to accelerate the vesting of certain unvested options held by Messrs. England and Niemier and that such options would be exercisable until the earlier of their applicable expiration date or five years from the date of separation, the intrinsic value of which, as of June 1, 2007, was approximately $1,435,611 and $1,392,191, respectively. Mr. England is also entitled to reimbursement of his annual country club dues for 2007 and 2008, not to exceed $5,000 per year. Mr. Niemier is entitled to retain the computer, mobile phone and mobile phone number provided to him by Biomet, valued at approximately

$1,700, however all ongoing costs of their operation are to be borne by Mr. Niemier. In the event a change of control does not occur within six months of Mr. Niemier’s date of separation, Mr. Niemier shall receive two times his base salary plus the higher of his target bonus or the highest annual incentive bonus earned by Mr. Niemier during the last two complete fiscal years immediately preceding Mr. Niemier’s separation date (annualized in the event Mr. Niemier was not employed by Biomet for the whole of any such fiscal year) plus total contributions (other than salary reductions contributions) made by Biomet to all qualified retirement plans on behalf of Mr. Niemier in the previous calendar year and the total car allowance for the previous year minus the amounts already paid under the Severance Plan for salary continuation and car allowance the cost of which would be approximately $1,472,042 to Biomet. Pursuant to the terms of these separation and retirement agreements, Messrs. England and Niemier have agreed to customary claims releases, waivers, confidentiality and non-compete terms.

If an applicable change in control event occurs, such as the completion of the transactions contemplated by the Merger Agreement, within six months of the date of Mr. Niemier’s and Mr. England’s respective separation and retirement agreements (or in the case of Mr. Niemier only, upon the expiration of the six-month period following his separation date if a change in control event does not occur during this period), Messrs. England and Niemier will no longer receive the payments and benefits under the Severance Plan, but will receive certain payments and benefits under the change in control agreements with Biomet dated September 20, 2006. Notwithstanding the express terms of the change in control agreements, both Messrs. England and Niemier have agreed to (1) forego any payments or benefits provided in the change of control agreements equal to the compensation continued through the end of the year in which the executive is terminated, the vesting of outstanding options and restricted stock, reimbursement for outplacement costs, and the $25,000 in liquidated damages for an “anticipatory termination” (as defined in the agreement), of the change in control agreements and (2) reduce the payment of two times (a) the executive’s annual base salary and car allowance from the date of termination through the end of Biomet’s fiscal year in which such termination occurred, (b) the highest of the executive’s target bonus for the fiscal year in which termination occurs or the highest actual bonus paid to the executive for the two years preceding termination, minus any amounts paid pursuant to any other contractual arrangement with the executive or plan providing coverage to the executive as a result of the termination (c) total contributions (other than salary reduction contributions) made by Biomet on behalf of the executive for the calendar year immediately preceding the year in which the change in control occurs and (d) the total car allowance to the executive for the calendar year immediately preceding the year the change in control occurred paid as a lump sum. Messrs. England and Niemier would also be entitled to a lump sum cash stipend equal to 24 times the monthly premium then charged for family coverage under Biomet’s medical and dental plans and the executive would receive life insurance and long-term disability benefits, or the cash equivalent if not available, substantially similar to those that the executive is receiving immediately prior to the notice of termination for a 24-month period after the date of termination. The approximate total value of these payments for Messrs. England and Mr. Niemier are $1,456,202 and $1,696,202, respectively, which will be reduced by the amounts previously paid to Messrs. England and Niemier under the Severance Plan.

Non-Employee Director Compensation and Benefits

Biomet’s compensation package for non-employee directors is generally comprised of cash (annual retainers and committee meeting fees) and stock option awards. The annual pay package is designed to attract and retain highly-qualified, independent professionals to represent Biomet’s shareholders and reflect Biomet’s position in the industry. Biomet’s compensation package is also designed to create alignment between its directors and its shareholders through the use of equity-based awards. Actual annual pay varies among directors based on Board committee memberships, committee chair responsibilities and meetings attended. In past years, Biomet has not adopted guidelines with respect to non-employee director ownership of Common Shares. More recently, the Board has considered adopting such a policy, however, these discussions were discontinued upon execution of the Original Merger Agreement.

Historically, at the beginning of each calendar year, each Biomet non-employee director has received a vested option to purchase 2,000 of Biomet’s Common Shares each year during his or her service on the Board in accordance with the terms of the 1998 Plan. At the 2006 Annual Meeting, Biomet’s shareholders approved the Biomet, Inc. 2006 Equity Incentive Plan, which provided non-employee directors with an additional option grant to purchase 3,000 Common Shares every year. In connection with the transactions contemplated by the Original Merger Agreement and other compelling reasons, each director consented to forego and forever waive the annual grant of option awards for the 2007 fiscal year under both plans.

2007 compensation for non-employee directors consisted of the following:

Type of Compensation	Amount ($)

Annual retainer for non-employee directors for Board membership (1)	45,000

Annual retainer for non-employee director serving as Chairman of the Board (2)	125,000

Annual retainer for non-employee director serving as Lead Director (3)	30,000

Annual retainer for non-employee director serving as Chair of the Audit Committee	20,000

Annual retainer for non-employee director serving as Chair of the Compensation and Stock Option Committee or Nominating and Corporate Governance Committee	5,000

Annual retainer for non-employee directors serving on the Executive Committee, Audit Committee (non-Chair)	10,000

Quarterly fee for non-employee directors serving on a special committee of the Board	5,000

Meeting fee for attendance by non-employee directors and non-employee members of committees (except meetings of the Compensation and Stock Option and Nominating and Corporate Governance Committees held in conjunction with a meeting of the Board, for which no meeting fee is paid)	1,800

Meeting fee for telephonic participation by non-employee directors and non-employee members of committees	1,200

Meeting fee for committee meeting held in conjunction with Board meeting	0

(1)	In past years, a minimum of 50% of the Board retainer fee received in Common Shares was held in trust by Biomet until such director’s retirement from the Board. Biomet non-employee directors could then take, at each director’s election, between 50% and 100% of the annual retainer fee in the form of Biomet Common Shares in lieu of cash. During the 2007 fiscal year, however, in connection with the Original Merger Agreement and pursuant to Board action authorized on December 15, 2006, the Board agreed to receive their entire annual retainer fee in cash rather than as Biomet Common Shares.

(2)	The Chairman of the Board will receive this fee and meeting fees, but will not receive any additional committee fees.

(3)	The Lead Director will receive this fee, in addition to other committee and meeting fees, as appropriate.

Compensation Granted in Connection with Biomet’s Strategic Alternatives

In addition, on December 15, 2006, Biomet’s Board also authorized the one-time payment of $5,000 to each of Dr. Harrison, Thomas F. Kearns, Jr., and Sandra A. Lamb in recognition of the services they provided in connection with the Board’s preliminary review of strategic alternatives for Biomet prior to the formation of the Strategic Alternatives Committee.

Business Expenses

The directors are reimbursed for their business expenses related to their attendance at Biomet meetings, including room, meals and transportation to and from Board and committee meetings. On rare occasions, a director’s spouse may accompany a director when traveling on Biomet business. At times, a director may travel to and from Biomet meetings on Biomet’s corporate aircraft. Directors are also eligible to be reimbursed for attendance at qualified director education programs.

Director and Officer Liability Insurance and Travel Accident Insurance

Director and officer liability insurance individually insures Biomet’s directors and officers against certain losses that they are legally required to bear as a result of their actions while performing duties on Biomet’s behalf. Biomet’s D&O insurance policy does not break out the premium for directors versus officers and, therefore, a dollar amount cannot be assigned to the coverage provided for individual directors.

Biomet also maintains an Aviation Insurance Policy that provides benefits to each director in the event of death or disability (permanent and total) during travel on Biomet’s corporate aircraft. This policy also covers employees and others while traveling on Biomet’s corporate aircraft and, therefore, a dollar amount cannot be assigned to the coverage provided for individual directors.

Non-Employee Directors’ Compensation Table

The following table shows information regarding the compensation of Biomet’s non-employee directors for the 2007 fiscal year. Mr. Binder is not included in the table below because, as President and Chief Executive Officer, disclosure in respect of his compensation is presented in the Summary Compensation Table. Mr. Niemier is not included in the table below because, during the 2007 fiscal year, he was Chief Operating Officer–Domestic Operations and, as a result, disclosure in respect of his compensation is also presented in the Summary Compensation Table.

Also, in response to the Special Litigation Committee’s preliminary report, all current members of the Board agreed that, with respect to misdated or mispriced stock option awards to the current directors on or after January 1, 1996 which had not yet been exercised, the exercise price of such unexercised stock option awards would be increased to the fair market value of Biomet’s Common Shares on the measurement date applicable to such award. In addition, the current members of the Board agreed that, with respect to misdated or mispriced stock option awards to the current directors on or after January 1, 1996 which had previously been exercised, such directors would at a future date remit to Biomet an amount equal to the excess, if any, of the fair market value of Biomet’s Common Shares on the measurement date for such award over the exercise price of such award. Biomet and the Special Litigation Committee are continuing to consider various matters, including other potential remedial measures.

Furthermore, as employee directors, Messrs. Binder and Niemier did not receive compensation in their capacity as directors. However, in connection with the separation and retirement agreement between Biomet and Mr. Niemier, dated June 6, 2007, Mr. Niemier retired from active service as an employee of Biomet, effective June 18, 2007, and has remained a member of the Board. As of the effective date his retirement, therefore, Mr. Niemier became a non-employee director.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)	Total ($)
Jerry L. Ferguson	126,000	—	—	—	—	18,500	144,500
C. Scott Harrison, M.D.	136,400	—	5,340	—	—	—	141,740
M. Ray Harroff	63,000	—	5,340	—	—	—	68,340
Thomas F. Kearns, Jr.	77,000	—	5,340	—	—	—	82,340
Sandra A. Lamb	103,600	—	5,340	—	—	—	108,940
Dane Miller, Ph.D.	—	—	—	—	—	—	—
Jerry L. Miller	111,600	—	5,340	—	—	—	116,940
Kenneth V. Miller	147,800	—	5,340	—	—	—	153,140
Niles L. Noblitt	162,800	—	—	—	—	—	162,800
Marilyn Tucker Quayle	105,000	—	5,340	—	—	—	110,340
L. Gene Tanner	91,000	—	5,340	—	—	—	96,340

(1)	The aggregate dollar amount of all fees earned or paid in cash for services as a director, including annual Board and committee chair retainer fees, and committee meeting fees, in each case including amounts deferred pursuant to director elections.

(2)	In connection with the Original Merger Agreement, during the 2007 fiscal year, Biomet’s Board agreed to receive its annual retainer fees in cash rather than in Biomet Common Shares.

(3)

For each director listed in the Non-Employee Directors’ Compensation Table above, the value reflects the compensation expense recognized by Biomet during the 2007 fiscal year under SFAS 123(R). For information concerning the assumptions used in determining the compensation expense recognized by Biomet during the 2007 fiscal year refer to footnote (2) to the Summary Compensation Table above. During the 2007 fiscal year, Biomet’s non-employee directors agreed to waive their annual grants of option awards. As of June 1, 2007, except Messrs. Ferguson and Noblitt, each of Biomet’s non-employee directors held options to purchase 4,000 Biomet Common Shares, all of which were vested. As of June 1, 2007, Messrs. Ferguson and Noblitt held no outstanding options to purchase Biomet Common Shares.

(4)	Biomet does not have a non-equity incentive plan for non-employee directors.

(5)	Biomet does not have a pension plan for non-employee directors and does not pay above-market or preferential rates on non-qualified deferred compensation for non-employee directors.

(6)	For Mr. Ferguson, represents $13,500 in personal use of Biomet aircraft and $5,000 in travel allowance. For information on how Biomet calculates its incremental cost of personal use of Biomet aircraft, refer to footnote (3)(a) to the Summary Compensation Table above.

Security Ownership

of Certain Beneficial Owners and Management

The following table sets forth certain data with respect to those persons known by Biomet to be the beneficial owners of more than 5% of the issued and outstanding Biomet Common Shares as of June 25, 2007.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
State Farm Mutual Automobile Insurance Company and related entities	18,898,539	(1)	7.7%
One State Farm Plaza Bloomington, Illinois 61710
Farallon Capital Management, L.L.C. and related entities	13,780,800	(2)	5.6%
One Maritime Plaza, Suite 2100 San Francisco, California 94111

(1)	According to a Schedule 13G/A filed with the SEC on February 14, 2007 by State Farm Mutual Automobile Insurance Company (“SFMAIC”) and certain related entities dated January 12, 2007, and as of December 31, 2006, SFMAIC is the beneficial owner of 9,478,788 Common Shares, as to which it has sole voting and dispositive power for 9,409,500 Common Shares and shared voting and dispositive power for 69,288 Common Shares. State Farm Life Insurance Company is the beneficial owner of 179,068 Common Shares, as to which it has sole voting and dispositive power for 169,975 Common Shares and shared voting and dispositive power for 9,093 Common Shares. State Farm Fire and Casualty Company is the beneficial owner of 8,220 Common Shares, as to which it has shared voting and dispositive power. State Farm Investment Management Corp. is the beneficial owner of 4,410,158 Common Shares, as to which it has sole voting and dispositive power for 4,398,750 Common Shares and shared voting and dispositive power for 11,408 Common Shares. State Farm Insurance Companies Employee Retirement Trust is the beneficial owner of 7,305 Common Shares, as to which it has shared voting and dispositive power. State Farm Insurance Companies Savings and Thrift Plan for U.S. Employees is the beneficial owner of 4,815,000 Common Shares, as to which it has sole voting and dispositive power.

(2)	According to a Schedule 13D filed with the SEC on June 25, 2007 by Farallon Capital Management, L.L.C. (“FCM LLC”) and certain related entities dated June 25, 2007, and as of June 14, 2007, FCM LLC is the beneficial owner of 6,980,158 Common Shares, as to which it has shared voting and dispositive power. Farallon Capital Partners, L.P. is the beneficial owner of 2,758,100 Common Shares, as to which it has shared voting and dispositive power. Farallon Capital Institutional Partners, L.P. is the beneficial owner of 1,320,900 Common Shares, as to which it has shared voting and dispositive power. Farallon Capital Institutional Partners II, L.P. is the beneficial owner of 168,600 Common Shares, as to which it has shared voting and dispositive power. Farallon Capital Institutional Partners III, L.P. is the beneficial owner of 91,634 Common Shares, as to which it has shared voting and dispositive power. Tinicum Partners, L.P. is the beneficial owner of 72,108 Common Shares, as to which it has shared voting and dispositive power. Farallon Capital Offshore Investors II, L.P. is the beneficial owner of 1,504,000 Common Shares, as to which it has shared voting and dispositive power. Noonday Capital Partners, L.L.C. is the beneficial owner of 884,900 Common Shares, as to which it has shared voting and dispositive power. Farallon Partners, L.L.C. (“FP LLC”) is the beneficial owner of 6,800,642 Common Shares, as to which it has shared voting and dispositive power. Each of Chun R. Ding, William F. Duhamel, Richard B. Fried, Monica R. Landry, Douglas M. MacMahon, William F. Mellin, Stephen L. Millham, Jason E. Moment, Rajiv A. Patel, Derek C. Schrier, Thomas F. Steyer and Mark C. Wehrly, managing members of FP LLC and FCM LLC, is the beneficial owner of 13,780,800 Common Shares, as to which each has shared voting and dispositive power. Each of Noonday Asset Management, L.P., Noonday G.P. (U.S.), L.L.C., Noonday Capital, L.L.C., David I. Cohen and Saurabh K. Mittal is the beneficial owner of 5,434,597 Common Shares, as to which each has shared voting and dispositive power.

The following table sets forth the beneficial ownership of Biomet Common Shares as of June 1, 2007, by each non-employee director, each NEO for the 2007 fiscal year and by all NEOs, all other non-NEO executive officers currently employed by Biomet and all current non-employee directors as a group. The information in the table does not give effect to the impact, if any, of the Offer and the Merger on unvested stock options as of June 1, 2007.

Name of Beneficial Owner	Number of Shares Beneficially Owned(#)(1)	Biomet 401(k) Savings and Retirement Plan(#)(2)	Option Shares Exercisable Within 60 Days(#)(3)	Total Number of Shares Beneficially Owned(#)	Percent of Class(%)
Non-Employee Directors
Jerry L. Ferguson	2,921,768	3,739	0	2,925,507	1.2
C. Scott Harrison, M.D	543,341	0	4,000	547,341	*
M. Ray Harroff	53,450	0	4,000	57,450	*
Thomas F. Kearns, Jr.	11,402	0	4,000	15,402	*
Sandra A. Lamb	676	0	4,000	4,676	*
Jerry L. Miller	3,600,106	0	4,000	3,604,106	1.5
Kenneth V. Miller	14,783	0	4,000	18,783	*
Niles L. Noblitt	3,759,776	88,292	0	3,848,068	1.6
L. Gene Tanner	108,723	0	4,000	112,723	*
Marilyn Tucker Quayle	28,592	0	4,000	32,592	*

Named Executive Officers
Jeffrey R. Binder	0	0	0	0	*
Daniel P. Hann	74,406	15,032	115,874	205,312	*
Gregory D. Hartman	166,903	34,694	15,875	217,472	*
Garry L. England	158,658	47,541	157,500	363,699	*
Charles E. Niemier	667,642	65,157	15,874	748,673	*
Roger Van Broeck	65,347	1,634	11,563	78,544	*

All Directors and Executive Officers as a Group (27 persons, including the foregoing)	12,441,696	391,820	456,426	13,289,942	5.4

* Represents	less than 1.0% of Biomet’s issued and outstanding Common Shares.

(1)	Other than as noted below, each director and executive officer has sole or shared voting power and investment power with respect to the Common Shares listed next to his or her name:

Mr. Jerry Ferguson—273,881 Common Shares owned of record by Mr. Ferguson’s wife and 38,880 Common Shares held in an IRA for her benefit, as to which Mr. Ferguson has no voting or investment power and disclaims beneficial ownership; and 58,806 Common Shares held in an IRA for Mr. Ferguson’s benefit, as to which he has investment power but no voting power.

Mr. Jerry Miller—3,487,209 Common Shares held in an estate planning trust for the benefit of Mr. Miller, as to which Mr. Miller has shared voting and investment power.

Mr. Niles Noblitt—1,660,421 Common Shares owned of record by Mr. Noblitt’s wife, as to which Mr. Noblitt has no voting or investment power and disclaims beneficial ownership.

Mr. Garry England—4,050 Common Shares held in an individual retirement account (“IRA”) for Mr. England’s benefit, as to which he has investment power but no voting power and 3,386 Common Shares owned of record by Mr. England’s children, as to which Mr. England has no voting or investment power and disclaims beneficial ownership.

Mr. Charles Niemier—85,481 Common Shares owned of record by Mr. Niemier’s wife and 30,573 Common Shares held in an IRA for her benefit, as to which Mr. Niemier has no voting or investment power and disclaims beneficial ownership; 71,082 Common Shares held in an IRA for Mr. Niemier’s benefit, as to which he has investment power but no voting power; and 250,848 Common Shares held in trust for the benefit of Mr. Niemier’s children, as to which he has no voting or investment power and disclaims beneficial ownership.

Other Executive Officers—9,658 Common Shares held by the children of five of these executive officers, as to which the executive officers have no voting or investment power and disclaim beneficial ownership.

(2)	As of the last day of Biomet’s 2007 fiscal year, Biomet’s executive officers may elect to participate in the Biomet 401(k) Savings and Retirement Plan. This plan combined two previous plans: Biomet’s Profit Sharing Plan and Trust qualified under Section 401(k) of the Internal Revenue Code, referred to herein as the “historical 401(k) plan,” and Biomet’s Employee Stock Bonus Plan qualified under section 401(a) of the Internal Revenue Code, referred to herein as the “historical ESBP.” Under the historical 401(k) plan, officers had (a) no voting power for the Common Shares held in their accounts, (b) sole investment power with respect to any Common Shares purchased through their personal contributions to their accounts, and (c) no investment power with respect to the Common Shares purchased with Biomet’s matching contribution to their accounts, until January 1, 2007 after which time they had investment power with respect to all Common Sharers held in their accounts. With respect to Common Shares held in the accounts of executives in the historical ESBP, the executives had voting power but did not have investment power for these Common Shares. Under the terms of the new Biomet 401(k) Savings and Retirement Plan formed April 1, 2007, Biomet’s executive officers have voting and investment power with respect to Common Shares.

(3)	Reflects the number of Common Shares that could be purchased by the exercise of options exercisable at June 1, 2007, or within 60 days thereafter.

Certain Relationships and Related Party Transactions

The Board has not adopted a written policy relating to the review and approval of transactions with related persons that are required to be disclosed by SEC regulations (“related person transactions”). However, it is Biomet’s practice for the Audit Committee to review and approve all such transactions to confirm that the terms of these transactions are no less favorable to Biomet than would have been available in the absence of the relationship with the related person. A “related person” is defined under the applicable SEC regulation and includes Biomet’s directors, executive officers, and 5% or more beneficial owners of Biomet’s Common Shares. At times, it may be advisable to initiate a transaction before the Audit Committee has evaluated it, or a transaction may begin before discovery of a related person’s participation. In such instances, management consults with the Chairman of the Audit Committee to determine the appropriate course of action. The Audit Committee periodically reports on its activities to the Board.

During Biomet’s 2007 fiscal year, there were no related person transactions.

Legal Proceedings

Except as set forth below, none of Biomet’s directors, officers or affiliates, or any owner of record or beneficial holder of more than five percent of any class of Biomet’s voting securities, or any associate of Biomet’s directors, officers or affiliates, or any owner of record or beneficial holder of more than five percent of any class of Biomet’s voting securities, are adverse parties to Biomet or any of Biomet’s subsidiaries in any material pending legal proceedings or have a material interest which is adverse to Biomet or any of Biomet’s subsidiaries.

Litigation Relating to Review of Historical Stock Option Granting Practices

Following the publication of an analyst report suggesting that certain historical grants of stock options by Biomet took place on dates where Biomet’s Common Share price was trading at relatively low prices and the filing of two shareholder derivative lawsuits alleging improper “backdating” of stock options, Biomet’s Board formed the Special Litigation Committee to conduct an independent investigation of Biomet’s stock option grants for the period from March 1996 through May 2006 and to determine whether Biomet had any claims arising out of any inappropriate stock option backdating and, if so, whether it was in the best interest of Biomet and its stakeholders to pursue any such claim. The Special Litigation Committee retained independent counsel to advise it in connection with and to conduct its investigation. Counsel to the Special Litigation Committee also hired independent accountants to assist in the investigation.

The Special Litigation Committee’s investigation was based upon the review of an extensive collection of physical and electronic documents, interviews of more than two dozen individuals, and analysis of approximately 17,000 grants to purchase approximately 17,000,000 Biomet Common Shares on over 500 different grant dates over the 11-year period from March 1996 through May 2006. On May 25, 2007, the Board received and discussed the final report of the Special Litigation Committee. The Special Litigation Committee made the following findings:

•

Biomet’s written stock option plans were treated by Biomet management, and the stock option committee, as formalities concerning the manner in which individual stock option grants were to be approved, resulting in a failure to abide by the terms of the plans;

•

Biomet failed to receive appropriate legal or accounting advice from its former General Counsel and Chief Financial Officer related to its stock option program and, as a result, legal and accounting rules were not followed;

•	Biomet failed to put in place and implement internal controls to manage its stock option program, including by failing to devote sufficient resources to the administration of its stock option program;

•

Biomet failed to prepare and maintain appropriate books and records documenting the administration of its stock option program, specifically with regard to the approval of individual stock option grants;

•	Most stock options issued by Biomet were dated on dates other than the date of grant of those options, as that date was defined by the stock option plans;

•	Biomet engaged in purposeful “opportunistic” dating (and, therefore, pricing) of stock options; and

•	As a result of all of the above, certain of Biomet’s proxy statements related to the grant of stock options, particularly to executive officers and non-employee directors, were not accurate.

The Special Litigation Committee also reported that members of senior management were aware of the practice of dating options on a date other than the date on which final action regarding the option occurred, and that certain members of senior management, namely Biomet’s Chief Financial Officer and General Counsel during the period, were or should have been aware of certain accounting and legal ramifications, respectively, of issuing an option with an exercise price lower than the fair market value on the date of issuance. The Special Litigation Committee also concluded that, based upon the information gathered and reviewed by the Special Litigation Committee, the misdating and mispricing of stock option awards was driven by a desire to make the options more valuable to the employees who received the awards and not to enrich those who managed the stock option program, though Biomet’s practice also did inure to the benefit of those who managed the stock option program. For a further description of the Special Litigation Committee’s investigation see Biomet’s amended annual report on Form 10-K/A filed with the SEC on May 29, 2007.

On September 21, 2006, two shareholder-derivative complaints were filed against certain of Biomet’s current and former directors and officers in Kosciusko Superior Court I in Kosciusko County, in the State of Indiana. The complaints, captioned Long v. Hann, et al., and Thorson v. Hann, et al., alleged violations of state law relating to the issuance of certain stock option grants by Biomet dating back to 1996. Both complaints sought unspecified money damages as well as other equitable and injunctive relief. These two cases were consolidated under the caption In re Biomet, Inc. Derivative Litigation, and on January 19, 2007, plaintiffs filed an amended complaint that made additional allegations based on Biomet’s December 18, 2006 disclosures related to stock option grants, including allegations that the defendants sought to sell the company in order to escape liability for their conduct, and that they did so at a devalued price, thus further breaching their fiduciary duties to shareholders. On February 16, 2007, defendants filed a motion to dismiss plaintiffs’ amended complaint, which is currently pending with the court.

On December 11, 2006, a third shareholder-derivative complaint captioned International Brotherhood of Electrical Workers Local 98 Pension Fund v. Hann, et al., No. 06 CV 14312, was filed in federal court in the Southern District of New York. The IBEW case makes allegations and claims similar to those made in the Indiana litigation, in addition to purporting to state three derivative claims for violations of the federal securities laws. On February 15, 2007, defendants filed a motion to dismiss the plaintiff’s complaint. On April 2, 2007, plaintiffs filed a motion for partial summary judgment claiming that the disclosures in

Biomet’s April 2, 2007 Form 8-K filing and press release regarding Biomet’s historical stock options granting practices constitute admissions sufficient to establish defendants’ liability on certain of plaintiffs’ claims. Both motions are currently pending with the court.

On May 25, 2007, the Board received and discussed an updated report from its Special Litigation Committee which concluded that pursuing these three shareholder-derivative complaints was not in the best interests of Biomet. Under Indiana law, the Special Litigation Committee’s determination may be binding on the pending shareholder-derivative claims and result in the dismissal of these complaints.

Litigation Relating to the Merger

On December 20, 2006, a purported class-action lawsuit captioned Long, et al. v. Hann, et al., was filed in Indiana State court in the County of Kosciusko. The lawsuit names as defendants each member of the Biomet Board at the time, Dane Miller, Ph.D. and Blackstone Capital Partners V L.P., KKR 2006 Fund L.P., Goldman Sachs Investments Ltd. and TPG Partners V, L.P. The complaint alleges, among other things, that the defendants breached, or aided and abetted the breach of, fiduciary duties owed to Biomet shareholders by Biomet’s directors in connection with, among other things, Biomet’s entry into the Original Merger Agreement. The complaint seeks, among other relief, class certification of the lawsuit, a declaration that the Original Merger Agreement was entered into in breach of the fiduciary duties of the defendants, an injunction preventing the defendants from proceeding with the transactions contemplated by the Original Merger Agreement unless and until the defendants implement procedures to obtain the highest possible sale price, an order directing the defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Biomet’s shareholders until the process for a sale of Biomet is completed and the highest price is obtained, an order directing the defendants to exercise their fiduciary duty to disclose all material information in their possession concerning the transactions contemplated by the Original Merger Agreement prior to the shareholder vote, including Biomet’s fiscal year 2007 second quarter financial results, imposition of a constructive trust upon any benefits improperly received by the defendants, an award of attorneys’ fees and expenses and such other relief as the court might find just and proper. On March 29 and 30, 2007, the defendants filed motions to dismiss the plaintiffs’ complaint, and these motions are currently pending before the court.

On January 2, 2007, a purported class action lawsuit captioned Gervasio v. Biomet, Inc., et al., was filed in the Supreme Court for the State of New York, New York County. A virtually identical action was filed on January 9, 2007, captioned Corry v. Biomet, Inc., et al., in the same court. Both of these lawsuits named as defendants Biomet, each member of its Board at the time, Dane Miller, Ph.D., The Blackstone Group L.P., Kohlberg Kravis Roberts & Co., Goldman Sachs Capital Partners and Texas Pacific Group. The lawsuits made essentially the same claims and sought the same relief as in the Long action described above. On January 29, 2007, defendants filed a joint motion to dismiss Gervasio. On February 14, 2007, the plaintiff in Corry voluntarily discontinued his lawsuit and informed defendants that he intended to intervene in Gervasio. On March 26, 2007, the court granted defendants’ motion to dismiss Gervasio.

On May 31, 2007, Biomet and the Sponsor Group, which controls LVB, entered into a memorandum of understanding regarding the settlement of class action lawsuits that were filed on behalf of Biomet’s shareholders following the announcement of the Original Merger Agreement. Each of Biomet and the other defendants denies all of the allegations in these lawsuits, including any allegation that its merger-related disclosures were false, misleading or incomplete in any way. Pursuant to the terms of the settlement, Biomet agreed to make available meaningful additional information, including financial information, to its shareholders. Such additional information is contained in Biomet’s current report on Form

8-K filed on May 31, 2007 and should be read in conjunction with this Information Statement. In return, the plaintiffs agreed to the dismissal of the actions. In addition, the Sponsor Group agreed to cause Biomet (or its successors) to pay the legal fees and expenses of plaintiffs’ counsel, in an amount of $600,000 in the aggregate, subject to certain conditions, including the approval by the court. This payment will not affect the amount of consideration to be paid in connection with the Offer and the Merger. The details of the settlement will be set forth in a notice to be sent to Biomet’s shareholders prior to a hearing before the court to consider the settlement. The settlement will not affect the Merger consideration to be paid to shareholders of Biomet in connection with the Offer and the Merger.

There are various other claims, lawsuits, disputes with third parties, investigations and pending actions involving various allegations against Biomet incident to the operation of its business, principally product liability and intellectual property cases. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably to Biomet. Biomet establishes accruals for losses that are deemed to be probable and subject to reasonable estimate. Based on the advice of counsel to Biomet in these matters, management believes that the ultimate outcome of these matters and any liabilities in excess of amounts provided will not have a material adverse impact on Biomet’s consolidated financial statements taken as a whole.